Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 30, 2007

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-4 (File No. 333-141445) and Form F-3 (File No. 333-143339) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This report on Form 6-K contains a press release issued by Statoil ASA on May 30, 2007, entitled "Statoil: Growing our business".

GROWING OUR BUSINESS
    E&P NORWAY
    INTERNATIONAL E&P
    NATURAL GAS
    MANUFACTURING & MARKETING
    LIQUIDITY AND CAPITAL RESOURCES
    USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
    FORWARD LOOKING STATEMENTS

Quarterly financial statements:
    CONSOLIDATED STATEMENTS OF INCOME - IFRS
    CONSOLIDATED BALANCE SHEETS - IFRS
    CONSOLIDATED STATEMENTS OF CASH FLOWS - IFRS

    Notes to financial statement:
        1. ORGANISATION AND BASIS OF PRESENTATION
        2. EQUITY
        3. SEGMENTS
        4 .PROPERTY, PLANT AND EQUIPMENT
        5. COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS
        6. SUBSEQUENT EVENTS AND BUSINESS DEVELOPMENTS
        7. RECONCILIATION BETWEEN IFRS AND USGAAP FIGURES FOR PRIOR YEAR

SIGNATURES

Press release:
GROWING OUR BUSINESS

GROUP BALANCE SHEET

TRANSITION FROM ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (US GAAP) TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

GROWING OUR BUSINESS

Statoil’s first quarter 2007, operating and financial review

Statoil’s net income in the first quarter of 2007 amounted to NOK 7.8 billion, compared to NOK 10.8 billion in the first quarter of 2006.

The 27% decrease in net income from the first quarter of 2006 to the first quarter of 2007 was mainly due to an 11% decrease in the average realised oil price and a 14% decrease in gas prices, both measured in NOK.

“We are delivering strong results despite lower oil- and gas prices,” says Statoil’s chief executive officer Helge Lund.

”We are facing some technical challenges, mainly related to the pioneering high temperature and high pressure fields Kvitebjørn and Kristin. While addressing these short term challenges, we are continuing to build positions for future growth.”

“Statoil has made an important strategic move internationally with an offer to acquire all shares of North American Oil Sands Corporation in Canada. This transaction will strengthen the group’s North America position with a substantial operatorship and a large, long-term resource base. In addition, Statoil has secured new exploration acreage in Indonesia and Tanzania,” says Mr Lund.

The CEO also expresses satisfaction with the progress achieved in the planned merger between Statoil and Norsk Hydro’s oil and gas activities.

“The merger process is on track. In May the merger was cleared by the European Commission. Recently, the merger was also decleared effective by the US Securities and Exchange Commission.” Mr Lund notes.

Return on average capital employed after tax (ROACE) (1) for the 12 months ended 31 March 2007 was 24.3%, compared to 26.4% for the 12 months ended 31 December 2006. The decrease was mainly due to lower oil and gas prices. ROACE is defined as a non-GAAP financial measure (2).

In the first quarter of 2007, earnings per share were NOK 3.58 (USD 0.59) compared to NOK 4.92 (USD 0.75) in the first quarter of 2006.

Net operating income in the first quarter of 2007 was NOK 23.8 billion compared to NOK 33.0 billion in the first quarter of 2006. The decrease was mainly due to an 11% decrease in the average oil price measured in NOK, negative changes in fair value of derivatives amounting to NOK 2.7 billion, higher operating expenses of NOK 1.4 billion, mainly due to increased operating facility cost and higher activity in International E&P, and reduced results from Manufacturing & Marketing mainly due to deferred gains on inventories amounting to NOK 0.8 billion. The decrease in net operating income was partly offset by an increase in lifted volumes, contributing positively with NOK 0.9 billion and a decrease in selling, general and administrative expenses of NOK 0.8 billion. The first quarter of 2006 included infrequent insurance premiums and accruals related to liabilities in the two mutual insurance companies in which Statoil Forsikring participates.

Consolidated statements of income - IFRS

	First quarter				Full year
Consolidated statements of income - IFRS (in millions)	2007 NOK	2006 NOK	Change	2007 USD*	2006 NOK

Revenues and other income
Revenues	100,170	111,732	(10%)	16,482	431,757
Net income/(loss) from equity accounted investments	244	87	180%	40	408
Other income	85	533	(84%)	14	1,801

Total revenues and other income	100,499	112,352	(11%)	16,537	433,966

Operating expenses
Cost of goods sold	58,984	62,450	(6%)	9,705	245,492
Operating expenses	9,526	8,088	18%	1,567	33,653
Selling, general and administrative expenses	1,587	2,338	(32%)	261	8,486
Depreciation, amortisation and impairment	5,438	5,418	0%	895	21,714
Exploration expenses	1,177	1,066	10%	194	5,664

Total operating expenses	76,712	79,360	(3%)	12,623	315,009

Net operating income	23,787	32,992	(28%)	3,914	118,957

Financial items
Net foreign exchange gains and losses	1,571	1 547	2%	258	3,285
Interest income and other financial items	281	454	(38%)	46	2,882
Interest and other finance expenses	(849)	(649)	(31%)	(140)	(2,370)

Net financial items	1,003	1,352	(26%)	165	3,797

Income before tax	24,790	34,344	(28%)	4,079	122,754
Income tax	(16,956)	(23,565)	(28%)	(2,790)	(81,889)

Net income	7,834	10,779	(27%)	1,289	40,865

Attributable to:
Equity holders of the company	7,680	10,643	(28%)	1,264	40,135
Minority interest	154	136	13%	25	730

	7,834	10,779	(27%)	1,289	40,865

	First quarter				Full year
Net operating income for the segments (in millions)	2007 NOK	2006 NOK	Change	2007 USD*	2006 NOK

E&P Norway	20,760	24,934	(17%)	3,416	89,910
International E&P	3,481	3,677	(5%)	573	10,757
Natural Gas	(33)	3,806	(101%)	(5)	12,003
Manufacturing & Marketing	1,139	1,558	(27%)	187	6,569
Other	(173)	(402)	57%	(28)	(597)
Eliminations of internal unrealised profit on inventories	(1,387)	(581)	n/a	(228)	315

* Solely for the convenience of the reader, the figures for the first quarter of 2007 have been translated into US dollars at the rate of NOK 6.0774 to USD 1.00, the Federal Reserve noon buying rate in the City of New York on 30 March 2007.

Financial data

	First quarter				Full year
	2007 NOK	2006 NOK	Change	2007 USD*	2006 NOK

Weighted average number of ordinary shares outstanding	2,144,883,282	2,165,317,480			2,161,028,202
Earnings per share	3.58	4.92	(27%)	0.59	18.57
ROACE (last 12 months)	24.3%	n/a			26.4%
Cash flows provided by operating activities (billion)	25.2	18.4	37%	4.1	60.6
Gross investments (billion)	13.8	9.6	44%	2.3	46.2
Net debt to capital employed ratio	12.5%	5.7%			16.3%

Operational data

	First quarter				Full year
	2007	2006	Change		2006

Average oil price (USD/bbl)	57.6	60.9	(5%)		64.4
USDNOK average daily exchange rate	6.23	6.67	(7%)		6.42
Average oil price (NOK/bbl) [3]	359	406	(11%)		413
Gas prices (NOK/scm)	1.74	2.02	(14%)		1.91
Refining margin, FCC (USD/boe) [4]	6.8	5.8	17%		7.1
Total oil prodction (1,000 boe/day)	682	713	(4%)		670
Total gas production (1,000 boe/day)	517	524	(1%)		465
Total oil and gas production (1,000 boe/day) [5]	1,199	1,237	(3%)		1,135
Total oil liftings (1,000 boe/day)	736	708	4%		668
Total gas liftings (1,000 boe/day)	517	524	(1%)		465
Total oil and gas liftings (1,000 boe/day) [6]	1,253	1,232	2%		1,133
Production cost (NOK/boe, last 12 months) [7]	28.4	n/a	n/a		27.4
Production cost normalised (NOK/boe, last 12 months) [8]	27.9	n/a	n/a		26.2

Total oil and gas production in the first quarter of 2007 was 1,199,000 barrels of oil equivalents (boe) per day, compared to 1,237,000 boe per day in the first quarter of 2006, a decrease of 3%. The decrease in oil and gas production was mainly related to lower production at the Kvitebjørn and Gullfaks fields. This was partly offset by increased production on the Visund and Kristin fields. The decrease in oil and gas production from the Norwegian continental shelf (NCS) was partly offset by increased production from International E&P.

Total oil and gas liftings in the first quarter of 2007 were 1,253,000 boe per day, compared to 1,232,000 boe per day in the same period of 2006. This implies an increase of 2%. In the first quarter of 2007 there was an overlift of 54,000 boe per day, compared to a marginal underlift in the same period last year.

Exploration expenditure in the first quarter of 2007 was NOK 1.9 billion, compared to NOK 1.7 billion in the first quarter of 2006. The increase in exploration expenditure was mainly due to an increase in the number of wells drilled. Exploration expenditure reflects the period’s total exploration activities.

Exploration expenses for the period consist of exploration expenditure adjusted for the period’s change in capitalised exploration expenditure. Exploration expenses in the first quarter of 2007 amounted to NOK 1.2 billion, compared to NOK 1.1 billion in the first quarter of 2006. The increase in exploration expenses of NOK 0.1 billion was mainly due to increased exploration expenditure in the first quarter of 2007, partly offset by an increase in capitalised share of the current period’s exploration activity.

	First quarter				Full year
Exploration (in millions)	2007 NOK	2006 NOK	Change	2007 USD*	2006 NOK

Exploration expenditure (activity)	1,869	1,655	13%	308	7,451
Expensed, previously capitalised exploration expenditure	199	74	169%	33	667
Capitalised share of current period’s exploration activity	(891)	(663)	(34%)	(147)	(2,454)

Exploration expenses	1,177	1,066	10%	194	5,664

A total of 13 exploration and appraisal wells were completed in the first quarter of 2007, six on the NCS and seven internationally. Six wells resulted in discoveries, while four wells await final evaluation. Six exploration wells were completed in the first quarter of 2006.

Production cost per boe was NOK 28.4 for the 12 months ended 31 March 2007, compared to NOK 27.4 for the 12 months ended 31 December 2006 (7).

Normalised at a USDNOK exchange rate of 6.00 and adjusted for the estimated volume reduction due to production sharing agreement (PSA) effects, the production cost for the 12 months ended 31 March 2007 was NOK 27.9 per boe, compared to NOK 26.2 per boe for the 12 months ended 31 December 2006 (8). Based on realised oil and gas prices, the estimated PSA effect on the production unit cost for the twelve months ended 31 March 2007 was NOK 0.1 per boe. Normalised production cost is defined as a non-GAAP financial measure (2).

The production unit cost, both actual and normalised, have increased, mainly due to a relatively higher international production, which on average has a higher production cost per boe than our production on the NCS, and increasing industry cost pressure.

Net financial items amounted to an income of NOK 1.0 billion in the first quarter of 2007 compared to an income of NOK 1.4 billion in the first quarter of 2006. The decrease was mainly caused by reduced gains on securities in the first quarter of 2007, compared to the first quarter of 2006.

Exchange rates	31.03.2007	31.12.2006	31.03.2006	31.12.2005

USDNOK	6.10	6.26	6.58	6.77

Income taxes in the first quarter of 2007 were NOK 17.0 billion, with a corresponding tax rate of 68.4%. Income taxes in the first quarter of 2006 were NOK 23.6 billion, equivalent to a tax rate of 68.6%.

The tax rate was somewhat reduced in the first quarter of 2007 compared with the first quarter of 2006. This was mainly due to a relatively higher impact from the uplift tax deduction on the NCS and net financial items, which are taxed at a lower rate than income from the NCS. On the other hand, these factors were mostly offset by lower effect of income generated outside the NCS.

Health, safety and the environment (HSE)
The frequency of serious incidents in the first quarter of 2007 is on par with the same quarter last year, while total recordable injury frequency has improved slightly.

	First quarter		Year
HSE	2007	2006	2006

Total recordable injury frequency	4.7	5.6	5.7
Serious incident frequency	2.2	2.2	2.1
Unintentional oil spills (number)	69	81	292
Unintentional oil spills (volume, scm)	26	11	157

A sailor died 27 May following an accident on liquefied petroleum gas carrier Goowood as the vessel was preparing to enter the Port of Mongstad north of Bergen. Another sailor was seriously injured in the accident. The Singapore-registered carrier is on charter with Statoil.

Implementation of International Financial Reporting Standards (IFRS)
Statoil has adopted International Financial Reporting Standards (IFRS) as its primary accounting principles as from 1 January 2007. Statoil’s first quarter 2007 interim consolidated financial statements have been prepared in accordance with IFRS. Comparative financial statements for previous periods presented have also been prepared in accordance with IFRS.

IFRS requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (e.g., 31 December 2007). IFRS also requires that those policies will be applied as of the date of transition to IFRS (e.g., 1 January 2006) and throughout all periods presented in the first IFRS financial statements. As a result, the accounting policies used to prepare these financial statements are subject to change up to the reporting date of Statoil’s first IFRS financial statements.

New production guiding
Statoil ASA provided at 10 May 2007 a forecast for oil and gas production in 2007 at 1,150,000-1,200,000 boe per day based on an oil price of USD 60 per barrel. Previously, the target was 1,300,000 boe per day.

The shortfall is largely due to delayed ramp up of new fields and delays in projects and activities. As a direct consequence of reduced production, production cost per boe is expected to increase to above NOK 30 per boe for 2007.

Important events
Recent important events include the following:

  On 27 April 2007, Statoil announced that it had entered into an acquisition agreement whereby Statoil will make an all-cash offer to acquire all shares of North American Oil Sands Corporation (NAOSC). The total transaction value is approximately CAD 2.2 billion, equivalent to about USD 2.0 billion.
  On 18 April 2007, Statoil signed a PSA for deep water Block 2 off Tanzania in the Indian Ocean. This is the first time Statoil has been awarded exploration acreage in Tanzania.
  The 14th oil find in deepwater block 31 off Angola has been made, according to operator BP and the Angolan state oil company, Sonangol. Statoil has a 13.33% share in the block.
  On 2 March 2007, Statoil and Pertamina (Persero) were awarded the Karama deepwater block in the Makassar Strait in Indonesia.
  On 1 May 2007, the control of operation of the Sincor project in Venezuela was transferred to the state-owned company PDVSA.
  Statoil, as operator, together with its partners in the Kvitebjørn field in the North Sea, has decided to temporarily cease gas and oil production. The field was shut down on 1 May 2007. It is expected that production will resume during the fourth quarter of 2007.
  The plan for development and operation (PDO) of the Alve gas and condensate field in the Norwegian Sea received government approval on 16 March 2007.
  On 29 May 2007, Statoil, as operator, announced that a promising oil discovery has been made in the Ermintrude prospect on the NCS.
  On 3 May 2007, Statoil and Hydro received clearance from the European Commission for the announced merger between Norsk Hydro ASA’s petroleum activities and Statoil ASA.
  On 25 May 2007, the prospectus relating to the planned merger of Norsk Hydro’s petroleum business with Statoil, was declared effective by the US Securities and Exchange Commission (SEC).

  30 May 2007
  Board of directors

E&P NORWAY

	First quarter				Full year
(in millions)	2007 NOK	2006 NOK	Change	2007 USD*	2006 NOK

IFRS income statement
Total revenues and other income	27,796	31,491	(12%)	4,574	116,547

Operating, general and administrative expenses	3,207	2,618	22%	528	11,239
Depreciation, amortisation and impairment	3,197	3,264	(2%)	526	12,756
Exploration expenses	632	675	(6%)	104	2,642

Total expenses	7,036	6,557	7%	1,158	26,637

Net operating income	20,760	24,934	(17%)	3,416	89,910

Operational data
Oil price (USD/bbl)	58.5	61.6	(5%)		65.0
Liftings:
Oil (1,000 bbl/day)	549	559	(2%)		520
Natural gas (1,000 boe/day)	456	485	(6%)		436
Total oil and natural gas liftings (1,000 boe/day)	1,005	1,044	(4%)		957
Production:
Oil (1,000 bbl/day)	510	562	(9%)		521
Natural gas (1,000 boe/day)	456	485	(6%)		436
Total oil and natural gas production (1,000 boe/day)	966	1 047	(8%)		958

Net operating income for E&P Norway in the first quarter of 2007 was NOK 20.8 billion compared to NOK 24.9 billion in the first quarter of 2006. The decrease was primarily due to an 11% decrease in segment oil price measured in NOK, which contributed NOK 2.3 billion, a decrease in income from derivatives of NOK 1.0 billion, a 6% decrease in lifted volumes of natural gas, which contributed NOK 0.5 billion and a 2% decrease in lifted volumes of oil, which contributed NOK 0.4 billion. The operating, general and administrative expenses increased by NOK 0.6 billion, mainly due to higher operating facility cost and increased cost due to overlift. This was partly offset by a 9% increase in the internal transfer price of natural gas, which contributed NOK 0.7 billion.

Average daily lifting of oil was 549,000 barrels (bbl) per day in the first quarter of 2007 compared to 559,000 bbl per day in the first quarter of 2006. Average daily production of oil was 510,000 bbl per day in the first quarter of 2007, compared to 562,000 bbl per day in the first quarter of 2006.

The reduction from the first quarter of 2006 to the first quarter of 2007 of 52,000 bbl in average daily production of oil was mainly related to decreased production at the Kvitebjørn and Gullfaks fields. This was partly offset by increased volumes from the Visund and Kristin fields. The Kvitebjørn field has been producing at approximately 50% of its capacity the entire first quarter of 2007. The production from Gullfaks has been lower due to delays in the drilling programme in 2006, and natural decline. The Visund field has increased production this quarter compared to the same period in 2006 due to the gas leakage in the first quarter of 2006.

Average daily gas production was 456,000 boe per day in the first quarter of 2007 compared to 485,000 boe per day in the first quarter of 2006, a decrease of 6%. In general there has been lower customer off-take to the European market this quarter compared to the first quarter of 2006. The Kvitebjørn field has been producing at approximately 50% of its capacity the entire first quarter of 2007.

Exploration expenditure (including capitalised exploration expenditure) amounted to NOK 0.8 billion in the first quarter of 2007, compared to NOK 0.9 billion in the first quarter of 2006.

Exploration expenses were NOK 0.6 billion in the first quarter of 2007, compared to NOK 0.7 billion in the first quarter of 2006.

The main reasons for the decrease in both exploration expenditure and expenses from the first quarter of 2006 to the first quarter of 2007 were lower exploration activity throughout the quarter and a lower average ownership share in drilled wells. The expensed, previously capitalised exploration expenditures increased from NOK 0.1 billion in the first quarter of 2006 to NOK 0.2 billion in the first quarter of 2007.

In the first quarter of 2007, Statoil participated in the drilling and completion of six exploration and appraisal wells, three of which resulted in discoveries, compared to one discovery in the first quarter of 2006. The three discoveries in the first quarter of 2007 were a gas and condensate discovery in PL339 Biotitt and oil discoveries in both PL169 Midway and PL229 Goliath West.

No exploration extensions were completed in the first quarter of 2007, compared to two exploration extensions completed in the first quarter of 2006.

Eight production licenses, including six operatorships, were awarded to Statoil on 29 January 2007 through the Norwegian government’s awards in predefined areas 2006 (APA 2006). At the same time, the 20th licensing round was postponed one year, until 2009. The next award in predefined areas (APA 2007) is planned for late 2007 or early 2008.

Temporary Kvitebjørn shutdown. Operator Statoil, with support from the licensees in the Kvitebjørn field in the North Sea, decided to temporarily cease production of gas and condensate from the Kvitebjørn field.

Production from Kvitebjørn has been reduced since 23 December 2006, to ensure safe drilling of the remaining wells. The operation’s complexity and adaptation of necessary new technology has led to an extension of the drilling programme.

In order to prevent an additional fall in pressure and thereby maintain safe operations, and to facilitate the drilling of more wells to secure reserves and the future production level, the operator and partners decided to shut down the field as of 1 May 2007. It is expected that production will resume during the fourth quarter of 2007. Statoil will meet its commitments to its gas customers during this period.

Alve received government approval. The PDO of the Alve gas and condensate field in the Norwegian Sea was sanctioned by the government on 16 March 2007. Alve will be phased in with one subsea template via tie-back to the Statoil-operated Norne field. The development will secure effective, continuous exploitation of available capacity on the Norne drilling vessel and in the Åsgard pipeline.

Snøhvit oil. The partners in the Snøhvit licence have decided to drill an appraisal well to map the resources in the Barents Sea field’s structure more closely.

Acquisition of interests in the Midnattsol and Obelix licences. Statoil signed agreements with Shell regarding the takeover of Shell’s interest in production licence 281 Midnattssol (new Statoil share 50%) in the Norwegian Sea from 1 January 2007. At the same time, Statoil took over 2.5% of Shell’s 10% interest in production licence 328 Obelix (new Statoil share 42.5%) in the Norwegian Sea’s Vøring Basin. Statoil is the operator in both of these licences.

On 29 May 2007, Statoil, as operator, announced that a promising oil discovery has been made in the Ermintrude prospect on the NCS. Recoverable reserves are estimated at 50,000,000 bbl of recoverable reserves.

INTERNATIONAL E&P

	First quarter				Full year
(in millions)	2007 NOK	2006 NOK	Change	2007 USD*	2006 NOK

IFRS income statement
Total revenues and other income	7,097	6,575	8%	1,168	24,674

Operating, general and administrative expenses	1,690	1,190	42%	278	5,199
Depreciation, amortisation and impairment	1,381	1,317	5%	227	5,696
Exploration expenses	545	391	39%	90	3,022

Total expenses	3,616	2,898	25%	595	13,917

Net operating income	3,481	3,677	(5%)	573	10,757

Operational data
Oil price (USD/bbl)	55.0	57.7	(5%)		61.7
Liftings:
Oil (1,000 bbl/day)	187	149	25%		148
Natural gas (1,000 boe/day)	61	39	57%		29
Total oil and natural gas liftings (1,000 boe/day)	248	188	32%		177
Production:
Oil (1,000 bbl/day)	172	152	13%		149
Natural gas (1,000 boe/day)	61	39	56%		29
Total oil and natural gas production (1,000 boe/day)	233	191	22%		178

Net operating income in the first quarter of 2007 was NOK 3.5 billion compared to NOK 3.7 billion in the first quarter of 2006. The decrease was mainly related to a 13% decrease in the realised oil and gas prices for International E&P measured in NOK, contributing NOK 0.9 billion, a NOK 0.5 billion increase in operating, general and administrative expenses, a NOK 0.2 billion increase in exploration expenses and a NOK 0.1 billion increase in depreciation. This was partly offset by a 32% increase in lifted volumes, contributing positively with NOK 1.8 billion. The increase in both operating, general and administrative expenses and depreciation was mainly due to increased production from new fields.

Average daily lifting of oil increased from 149,300 bbl per day in the first quarter of 2006 to 187,000 bbl per day in the first quarter of 2007. Average daily production of oil increased from 152,000 bbl per day in the first quarter of 2006 to 171,800 bbl per day in the first quarter of 2007.

The increase in oil production from the first quarter of 2006 to the first quarter of 2007 was mainly related to ramp-up of production from new fields such as the East and West Azeri part of the ACG development in Azerbaijan, Dalia in Angola block 17 and In Amenas in Algeria. This was partly offset by reduced entitlement production from Kizomba A and Kizomba B in Angola block 15 due to terms of the PSA as well as lower production on the UK fields, Sincor in Venezuela and Lufeng in China.

Average daily gas production was 60,800 boe per day in the first quarter of 2007 compared to 38,900 boe per day in the first quarter of 2006. The increase in gas production was mainly attributable to increased gas entitlement from the In Salah field due to disproportionate PSA effects in first quarter of 2007 as well as Shah Deniz in Azerbaijan which re-commenced production in the first quarter of 2007.

Exploration expenditure (including capitalised exploration expenditure) was NOK 1.1 billion in the first quarter of 2007 compared to NOK 0.8 billion in the first quarter of 2006.

Exploration expenses were NOK 0.5 billion in the first quarter of 2007 compared to NOK 0.4 billion in the first quarter of 2006. The increase in exploration expenditure and exploration expenses was mainly due to increased exploration activity and higher spending on seismic.

In the first quarter of 2007, seven exploration and appraisal wells were completed internationally. Miranda and Cordelia in deepwater block 31 off Angola are oil discoveries, while Hassi Mouina on land in Algeria resulted in a gas discovery. Four wells await final evaluation. Three wells were completed in the corresponding period of 2006.

On 2 March, Statoil and Pertamina were awarded the Karama deepwater block in the Makassar Strait in Indonesia. Statoil will be the operator with a 51% participating interest and Pertamina, Indonesia’s national oil and gas company, will hold 49%. The two companies signed a memorandum of understanding (MoU) in September 2006. The production sharing contract on the Karama block is the first joint project to be realised in that context.

On 18 April, Statoil signed a PSA for deepwater Block 2 off Tanzania in the Indian Ocean. This is the first time Statoil has been awarded exploration acreage in Tanzania. Statoil is operator of the block which covers an area of 11,099 square kilometres and has water depths up to 3,000 metres. The area has not previously been explored.

On 24 April, operator BP and the Angolan state oil company Sonangol announced Miranda as the 13th oil find in deepwater block 31 off Angola. Statoil has a 13.33% share in the block. On 22 May, Cordelia, which is located some 3.5 kilometres south-east of the Miranda find, was also announced as oil discovery, incresing the number of discoveres made in the block 31 off Angola to 14.

On 27 April, Statoil ASA and NAOSC announced that they have entered into an acquisition agreement whereby Statoil will make an all-cash offer to acquire all shares of NAOSC. The total transaction value is approximately CAD 2.2 billion, equivalent to about USD 2.0 billion. The offer is subject to regulatory approvals and other customary conditions. The transaction is expected to close by the end of the second quarter of 2007.

On 1 May, the control of operation of the Sincor project in Venezuela was transferred to the state-owned company PDVSA. The agreement was made pursuant to the presidential decree signed on 26 February 2007 providing for the transformation of strategic Association Agreements of the Orinoco oil belt into new incorporated joint ventures with a minimum majority state participation of 60% (known as mixed companies). This agreement is related only to the transfer of control of operation to PDVSA. Negotiations to determine the terms of Statoil’s participation, including compensation, in the future mixed companies are ongoing.

NATURAL GAS

	First quarter				Full year
(in millions)	2007 NOK	2006 NOK	Change	2007 USD*	2006 NOK

IFRS income statement
Total revenues and other income	12,576	17,545	(28%)	2,069	63,058

Cost of goods sold	9,938	11,207	(11%)	1,635	40,831
Operating, selling and administrative expenses	2,338	2,313	1%	385	9,400
Depreciation, amortisation and impairment	333	219	52%	55	824

Total expenses	12,609	13,739	(8%)	2,075	51,055

Net operating income	(33)	3,806	(101%)	(5)	12,003

Operational data
Natural gas sales (Statoil equity) (bcm)	6.6	6.9	(6%)		25.4
Natural gas sales (third-party volumes) (bcm)	0.5	0.9	(45%)		3.2
Natural gas sales (bcm)	7.1	7.9	(10%)		28.5
Natural gas price (NOK/scm)	1.74	2.02	(14%)		1.91
Transfer price natural gas (NOK/scm)	1.38	1.26	9%		1.36
Regularity at delivery point	100%	100%	0%		100%

Net operating income in the first quarter of 2007 was NOK 0.0 billion, compared to NOK 3.8 billion in the first quarter of 2006. The decrease of NOK 3.8 billion was mainly due to lower prices of piped natural gas and lower sales volumes, and negative changes in fair value of derivatives amounting to NOK 1.7 billion; NOK 0.9 billion on a long-term gas sales contract measured at fair value and a NOK 0.8 billion loss relating to the realisation of derivatives included as unrealised in previous periods, as well as the net change in value in the period of other trading and hedging activities. This was partly offset by decreased cost of goods sold of NOK 1.3 billion.

Natural gas sales in the first quarter of 2007 were 7.1 billion cubic metres (bcm), including sales of third-party liquefied natural gas (LNG), compared to 7.9 bcm in the first quarter of 2006. The reduction was mainly due to lower customer offtake in the European market. Of the total gas sales in the first quarter of 2007, equity gas was 6.6 bcm. In order to pursue better margins on our sales of natural gas, we have entered into fixed price derivative contracts for approximately 4% of expected natural gas sales originating from the NCS in periods up to and including the third quarter of 2009. The sales of natural gas from the In Salah fields in Algeria are reported in the International E&P segment.

The average gas price for gas piped to Europe in the first quarter of 2007 was NOK 1.74 per standard cubic metre (scm), compared to NOK 2.02 per scm in the first quarter of 2006, a decrease of 14%.

Cost of goods sold in the first quarter of 2007 decreased by 11% compared to 2006, mainly due to decreased equity and third-party volumes, but partly offset by a higher transfer price. The transfer price for gas from E&P Norway to Natural Gas was NOK 1.38 per bcm in the first quarter of 2007, an increase of 9% compared to the transfer price in the first quarter of 2006 of NOK 1.26 per bcm.

The 23-kilometre-long Tampen Link pipeline has been laid, providing capacity for gas from the Statfjord late life project. Tampen Link ties the Statfjord field to the Flags pipeline which runs from the Brent field in the British sector to St Fergus in Scotland. The pipeline is expected to be ready by 1 October 2007.

MANUFACTURING & MARKETING

	First quarter				Full year
(in millions)	2007 NOK	2006 NOK	Change	2007 USD*	2006 NOK

IFRS income statement
Total revenues and other income	85,108	90,973	(6%)	14,004	361,027

Cost of goods sold	79,407	84,606	(6%)	13,066	335,020
Operating, selling and administrative expenses	4,146	4,271	(3%)	682	17,368
Depreciation, amortisation and impairment	416	538	(23%)	68	2,070

Total expenses	83,969	89,415	(6%)	13,817	354,458

Net operating income	1,139	1,558	(27%)	187	6,569

Operational data
FCC margin (USD/bbl)	6.8	5.8	17%		7.1
Contract price methanol (EUR/tonne)	420	268	57%		300

Net operating income for Manufacturing & Marketing in the first quarter of 2007 was NOK 1.1 billion compared to NOK 1.6 billion in the first quarter of 2006. The decrease was mainly due to unrealised losses on hedging derivative contracts not qualifying for hedge accounting within Oil trading.

Oil trading net operating income in the first quarter of 2007 was NOK 0.0 billion, compared to NOK 0.7 billion in the first quarter of 2006. The reduction was mainly due to unrealised losses on hedging derivative contracts not qualifying for hedge accounting.

Net operating income from Manufacturing was NOK 0.9 billion in the first quarter of 2007, compared to 0.7 billion in the first quarter of 2006. The improvement is mainly due to higher refining margins, high regularity on all processing plants and high methanol price. The average FCC refining margin was USD 6.8 per barrel in the first quarter of 2007, compared to USD 5.8 per barrel in the first quarter of 2006, an increase of 17%. The average contract price of methanol was EUR 420 per tonne in the first quarter of 2007 compared to EUR 268 per tonne in the first quarter of 2006, an increase of 57%.

Net operating income from Energy & Retail was NOK 0.3 billion in the first quarter of 2007, compared to NOK 0.2 billion in the first quarter of 2006. Improved results from strengthened fuel margins in both Sweden and Norway, and additional income from the sale of Statoil Ireland, as a result of a purchase price adjustment, are the main reasons for the increase.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities were NOK 25.2 billion in the first quarter of 2007, compared to NOK 18.4 billion in the first quarter of 2006. The increase in cash flow provided by operating activities of NOK 6.8 billion was mainly due to changes in working capital and other long-term items related to operations, which contributed NOK 9.4 billion. Current financial investments contributed NOK 5.0 billion. Lower taxes paid increased cash flow from operations by NOK 0.9 billion. This was partly offset by a decrease in underlying operations of NOK 8.5 billion.

Cash flows used in investment activities in the first quarter of 2007 were NOK 15.1 billion compared to NOK 7.0 billion in the first quarter of 2006. The main reason for the increase in cash flows used in investment activities was the acquisition of assets in the US Gulf of Mexico of USD 901 million in the first quarter of 2007.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalised exploration expenditure in the first quarter of 2007 were NOK 13.8 billion, as compared to NOK 9.6 billion in the first quarter of 2006.

	First quarter				Full year
Gross investments (in billions)	2007 NOK	2006 NOK	Change	2007 USD*	2006 NOK

- E&P Norway	4.4	5.3	(18%)	0.7	20.9
- International E&P	8.2	3.4	137%	1.3	20.0
- Natural Gas	0.3	0.5	(43%)	0.0	2.3
- Manufacturing & Marketing	0.7	0.3	158%	0.1	2.5
- Other	0.2	0.1	302%	0.0	0.5

Total gross investment	13.8	9.6	44%	2.3	46.2

The difference between cash flows used in investment activities and gross investments in the first quarter of 2007 was mainly related to the changes in liabilities related to joint-ventures in development.

	First quarter		Year
Reconciliation of cash flow to gross investments (in NOK billion)	2007	2006	2006

Cash flows to investments	15.1	7.0	39.8
NCS portfolio transactions	0.0	0.1	0.1
Capital leases	0.0	1.6	2.4
Proceeds from sales of assets	(0.1)	0.5	2.0
Other changes in long-term loans granted and liabilities joint-venture	(1.3)	0.4	1.7

Gross investments	13.8	9.6	45.9

Cash flows used in financing activities in the first quarter of 2007 was NOK 0.8 billion, compared to a contribution of NOK 1.4 billion in the first quarter of 2006.

The main reason for the changes in cash flows used in financing activities was a decrease in net short-term borrowings. There were no new long-term borrowings as of 31 March 2007 and as of 31 March 2006. Repayment of long-term borrowings in the first quarter of 2007 was NOK 0.7 billion compared to NOK 0.2 billion in the first quarter of 2006. There were no changes in net short-term borrowings in the first quarter of 2007, compared to a contribution of NOK 1.7 billion in the first quarter of 2006.

Interest-bearing debt. Gross interest-bearing debt was NOK 34.3 billion at the end of the first quarter of 2007 compared to NOK 35.6 billion at the end of the first quarter of 2006. The decrease was mainly related to a decrease in long-term debt of NOK 3.0 billlion, offset by an increase of short-term debt of NOK 1.7 billion. The decrease in long-term debt was mainly due to net repayment of long-term loans and unrealised currency gains due to strengthening of the NOK in relation to the USD. The increase in short-term debt was mainly related to a new short-term debt of NOK 2.5 billion to the Norwegian state related to the share buy-back programme, offset by a decrease in commercial papers.

For risk management purposes, currency swaps are used to ensure that Statoil keeps long-term interest-bearing debt in USD. As a result, most of the group’s long-term debt is exposed to fluctuations in the USDNOK exchange rate.

Net interest-bearing debt was NOK 4.0 billion as of 31 March 2007 compared to a negative net interest-bearing debt of NOK 7.4 billion as of 31 March 2006. Normalised for the cash build-up relating to the tax payment, which was due in April, net interest bearing debt was NOK 18.9 billion in the first quarter of 2007 compared to NOK 7.3 billion in the corresponding period of 2006.

Net debt to capital employed ratio, defined as net interest-bearing debt to capital employed, was 2.9% as of 31 March 2007, compared to negative 6.6% as of 31 March 2006. Normalised for 50% of the cash build-up before the tax payment due in April, the net debt to capital employed ratio was 12.5% at 31 March 2007 compared to 5.7% at the corresponding point in time in 2006.

The increase in the net debt to capital employed ratio was mainly related to a decrease in liquid assets.

In the calculation of net interest-bearing debt, Statoil makes certain adjustments which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see Use and reconciliation of non-GAAP financial measures below.

Cash, cash equivalents and short-term investments were NOK 27.9 billion as of 31 March 2007, compared to NOK 41.9 billion as of 31 March 2006. The decrease in liquid assets was mainly due to an increase in investments in combination with lower oil prices and currency losses due to strengthening of the NOK in relation to the USD. Cash and cash equivalents were NOK 16.6 billion as of 31 March 2007, compared to NOK 19.7 billion as of 31 March 2006. Current financial investments amounted to NOK 11.4 billion as of 31 March 2007, compared to NOK 22.2 billion as of 31 March 2006.

Current items (total current assets less current liabilities) were reduced by NOK 9.5 billion from NOK 13.9 billion at 31 March 2006 to NOK 4.5 billion at 31 March 2007. The change in current items were mainly due to a decrease in current financial investments of NOK 10.8 billion, a decrease of trade and other receivables of NOK 6.6 billion, a decrease in cash and cash equivalents of NOK 3.2 billion and an increase in current financial liabilities of NOK 1.7 billion. These factors were partly offset by a decrease in trade and other payables of NOK 6.1 billion, an increase in net derivative financial instruments of NOK 2.4 billion, an increase in inventories of NOK 2.2 billion and a decrease in income taxes payable of NOK 2.1 billion.

Exploration activity in 2007 is expected to be higher than earlier guiding. Number of wells completed is expected to be approximately 40. Consequently, we expect exploration expenditures in 2007 to be in the range of NOK 9.0 billion.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Statoil is subject to SEC regulations regarding the use of ”non-GAAP financial measures” in public disclosures. Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP.

For more information on our use of non-GAAP financial measures, see Item 5 - Operating and Financial Review and Prospects - Use of Non-GAAP Financial Measures in Statoil’s 2006 Annual Report on Form 20-F/A.

The following financial measures may be considered non-GAAP financial measures:
• Return on average capital employed (ROACE)
• Normalised production cost per barrel
• Net debt to capital employed ratio

ROACE
Statoil uses ROACE to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is viewed by the company as providing useful information, both for the company and investors, regarding performance for the period under evaluation. Statoil makes regular use of this measure to evaluate its operations. Statoil’s use of ROACE should not be viewed as an alternative to net operating income, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Calculation of numerator and denominator used in ROACE calculation (in NOK million, except percentages)	Twelve months ended 31 March 2007	Year ended 31 December 2006

Net income for the last 12 months	37,920	40,865
After-tax net financial items for the last 12 months	(4,047)	(3,833)

Net income adjusted for financial items after tax (A1)	33,873	37,032

Calculated average capital employed:
Average capital employed before adjustments (B1)	126,250	142,189
Average capital employed (B2)	139,358	140,497

Calculated ROACE
Calculated ROACE based on average capital employed before adjustments (A1/B1)	26.8%	26.0%
Calculated ROACE based on average capital employed (A1/B2)	24.3%	26.4%

Normalised production cost

Normalised production cost in NOK per boe is used to evaluate the underlying development in the production cost. Statoil’s production costs internationally are mainly incurred in USD. In order to exclude currency effects and to reflect the change in the underlying production cost, the USDNOK exchange rate is held constant at 6.00 in the calculations of normalised production cost.

Produced volumes used in the calculation of the normalised production cost per boe have been adjusted for PSA effects. The group’s 2007 guidance for production cost per boe is based on an oil price of USD 60 per bbl. Higher oil price levels affect the production entitlements negatively, and hence the production unit cost (8).

Normalised production cost per boe is reconciled in the table below to the most comparable GAAP measure, production cost per boe.

Production cost per boe	Twelve months ended 31 March 2007	Year ended 31 December 2006

Total production costs last 12 months (in NOK million)	11,657	11,351
Produced volumes last 12 months (million boe)	411	414
Average USDNOK exchange rate last 12 months	6.30	6.41

Production cost (USD/boe)	4.50	4.27

Calculated production cost (NOK/boe)	28.4	27.4

Normalisation of production cost per boe
Total production costs last 12 months (in NOK million)	11,657	11,351
Production costs last 12 months International E&P (in USD million)	374	348
Normalised exchange rate (USDNOK)	6.00	6.00

Production costs last 12 months International E&P normalised at USDNOK 6.00	2,244	2,087
Production costs last 12 months E&P Norway (in NOK million)	9,235	8,798
Total production costs last 12 months in NOK million (normalised)	11,479	10,885
Produced volumes last 12 months (million boe)	411	414
Adjustment for estimated loss of production under production sharing agreements	1.1	n/a

Estimated produced volumes	412	416

Production cost (NOK/boe) normalised at USDNOK 6.00 [8]	27.9	26.2

Net debt to capital employed ratio

The calculated net debt to capital employed ratio is viewed by the company as providing a more complete picture of the group’s current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and current financial investments. Two further adjustments are made for two different reasons:

  Since different legal entities in the group lend to projects and others borrow from banks, project financing through an external bank or similar institution will not be netted in the balance sheet, and will over-report the debt stated in the balance sheet compared to the underlying exposure in the group.
  Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.
The net interest-bearing debt adjusted for these two items is included in the average capital employed, which is also used in the calculation of the ROACE.

The table below reconciles net interest-bearing debt, capital employed and net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in NOK million)	31 March 2007	31 March 2006	31 December 2006

Total shareholders’ equity	130,769	118,508	124,943
Minority interest	1,638	1,560	1,574

Total equity and minority interest (A)	132,407	120,068	126,517

Short-term debt	5,540	3,883	5,515
Long-term debt	28,730	31,714	29,966

Gross interest-bearing debt	34,270	35,597	35,481

Cash and cash equivalents	(16,573)	(19,742)	(7,367)
Current financial investments	(11,350)	(22,176)	(1,031)

Cash and cash equivalents and current financial investments	(27,923)	(41,918)	(8,398)

Net debt before adjustments (B1)	6,347	(6,321)	27,083

Other interest-bearing elements	-	1,477	-
Adjustment for project loan	(2,354)	(2,598)	(2,443)

Net interest-bearing debt (B2)	3,993	(7,442)	24,640

Normalisation for cash-build up before tax payment (50% of tax payment)	14,940	14,750	n/a

Net interest-bearing debt (B3)	18,933	7,308	24,640

Calculation of capital employed
Capital employed before adjustments to net interest-bearing debt (A+B1)	138,754	113,747	153,600
Capital employed before normalisation for cash build-up for tax payment (A+B2)	136,400	112,626	151,157
Capital employed (A+B3)	151,340	127,376	151,157

Calculated net debt to capital employed
Net debt to capital employed before adjustments (B1/(A+B1))	4.6%	(5.6%)	17.6%
Net debt to capital employed before normalisation for tax payment (B2/(A+B2)	2.9%	(6.6%)	16.3%
Net debt to capital employed (B3/(A+B3))	12.5%	5.7%	16.3%

End notes

1) After-tax return on average capital employed for the last 12 months is calculated as net income after-tax net financial items adjusted for accretion expenses, divided by the average of opening and closing balances of net interest-bearing debt, shareholders’ equity and minority interest. See table under Return on average capital employed for a reconciliation of the numerator. See table under Net debt to capital ratio for a reconciliation of capital employed.

Statoil’s first quarter 2007 interim consolidated financial statements have been prepared in accordance with IFRS. Comparative financial statements for previous periods presented have also been prepared in accordance with IFRS. However, we do not have comparable figures for 2005, and hence we are not able to calculate average capital employed for the twelve months ending 31 March 2006.

2) For a definition of non-GAAP financial measures and use of ROACE, see Use and reconciliation of non-GAAP financial measures.

3) The group’s oil price is a volume-weighted average of the segment prices of oil and natural gas liquids (NGL), including a margin for Oil trading.

4) FCC: fluid catalytic cracking.

5) Oil volumes include condensate and NGL, exclusive of royalty oil. Natural gas volumes are measured at a gross calorific value (GCV) of 40 MJ/scm.

6) Lifting of oil equals sales of oil for E&P Norway and International E&P. Deviations from share of total lifted volumes from the field compared to the working interest in the field production are due to periodic over- or underliftings.

7) The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of oil and natural gas. For a specification of normalising assumptions, see end note 8. For normalisation of production cost, see table under Production cost.

We do not have comparable figures for 2005, and hence we are not able to calculate production unit cost for the twelve months ending 31 March 2006.

8) By normalisation it is assumed that production costs in E&P Norway are incurred in NOK. Only costs incurred in International E&P are normalised at a USDNOK exchange rate of 6.00. Certain reclassifications have been made to prior periods’ figures to be consistent with the current period’s classifications.

For purposes of measuring Statoil’s performance against the 2007 guidance for normalised production cost a USDNOK exchange rate of 6.00 is used. The normalised production cost per boe is also adjusted for PSA effects at USD 60 per bbl.

FORWARD LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts, including, among others, statements such as those regarding Statoil’s oil and gas production forecasts; production costs and other measures; targets with respect to participation in drilling and exploration activities; plans for future development and operation of projects; expected exploration and development activities or expenditures; expected start-up dates for projects and operatorships; expected gains from the sale of assets; expected acquisitions or dispositions of assets; expected receipt of regulatory and other approvals required for acquisitions and mergers and expected closings of transactions are forward-looking statements. Forward-looking statements are sometimes, but not always, identified by such phrases as “will”, “expects”, “is expected to”, “should”, “may”, “is likely to”, “intends” and “believes”. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect Statoil’s business, is contained in Statoil’s 2006 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on Statoil’s web site at www.statoil.com.

CONSOLIDATED STATEMENTS OF INCOME - IFRS

	For the three months ended 31 March		For the year ended 31 December
(in NOK million)	2007	2006	2006

REVENUES AND OTHER INCOME
Revenues	100,170	111,732	431,757
Net income (loss) from equity accounted investments	244	87	408
Other income	85	533	1,801

Total revenues and other income	100,499	112,352	433,966

OPERATING EXPENSES
Cost of goods sold	(58,984)	(62,450)	(245,492)
Operating expenses	(9,526)	(8,088)	(33,653)
Selling, general and administrative expenses	(1,587)	(2,338)	(8,486)
Depreciation, amortisation and impairment	(5,438)	(5,418)	(21,714)
Exploration expenses	(1,177)	(1,066)	(5,664)

Total operating expenses	(76,712)	(79,360)	(315,009)

Net operating income	23,787	32,992	118,957

FINANCIAL ITEMS
Net foreign exchange gains and losses	1,571	1,547	3,285
Interest income and other financial items	281	454	2,882
Interest and other finance expenses	(849)	(649)	(2,370)

Net financial items	1,003	1,352	3,797

Income before tax	24,790	34,344	122,754
Income tax	(16,956)	(23,565)	(81,889)

Net income	7,834	10,779	40,865

Attributable to:
Equity holders of the parent company	7,680	10,643	40,135
Minority interest	154	136	730

	7,834	10,779	40,865

Earnings per share for income attributable to equity holders of the company - basic and diluted	3.58	4.92	18.57
Dividend declared per ordinary share	-	-	8.20
Weighted average number of ordinary shares outstanding	2,144,883,282	2,165,317,480	2,161,028,202
See notes to the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS - IFRS

(in NOK million)	At 31 March 2007	At 31 March 2006	At 31 December 2006

ASSETS
Non-current assets
Property, plant and equipment	186,538	168,559	185,875
Intangible assets	26,739	16,836	21,330
Equity accounted investments	6,854	6,324	6,824
Deferred tax assets	387	365	375
Pension assets	829	2,116	1,113
Non-current financial investments	14,248	13,928	13,566
Derivative financial instruments	409	410	450
Non-current financial receivables	3,267	3,471	3,541

Total non-current assets	239,271	212,009	233,074

Current assets
Inventories	14,484	12,267	14,371
Trade and other receivables	45,938	52,556	47,106
Derivative financial instruments	15,311	11,726	16,997
Current financial investments	11,350	22,176	1,031
Cash and cash equivalents	16,573	19,742	7,367

Total current assets	103,656	118,467	86,872

TOTAL ASSETS	342,927	330,476	319,946

EQUITY AND LIABILITIES
Equity
Share capital	5,415	5,474	5,415
Treasury shares	(54)	(61)	(54)
Additional paid-in capital	37,368	37,320	37,366
Additional paid-in capital related to treasury shares	(3,600)	(116)	(3,605)
Retained earnings	95,151	76,633	87,483
Other reserves	(3,511)	(742)	(1,662)

Total shareholders’ equity	130,769	118,508	124,943

Minority interest	1,638	1,560	1,574

Total equity	132,407	120,068	126,517

Non-current liabilities
Non-current financial liabilities	28,730	31,714	29,966
Derivative financial instruments	50	306	66
Deferred tax liabilities	46,403	45,185	47,726
Pension liabilities	7,522	6,217	7,394
Non-current provisions	28,622	22,446	28,161

Total non-current liabilities	111,327	105,868	113,313

Current liabilities
Trade and other payables	41,604	47,708	41,213
Income taxes payable	47,852	49,914	30,219
Current financial liabilities	5,540	3,883	5,515
Derivative financial instruments	4,197	3,035	3,169

Total current liabilities	99,193	104,540	80,116

Total liabilities	210,520	210,408	193,429

TOTAL EQUITY AND LIABILITIES	342,927	330,476	319,946

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - IFRS

	For the three months ended 31 March		For the year ended 31 December
(in NOK million)	2007	2006	2006

OPERATING ACTIVITIES
Income before tax	24,790	34,344	122,754
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation, amortisation and impairment	5,438	5,418	21,714
Exploration expenditures written off	199	74	667
(Gains) losses on foreign currency transactions and balances	184	(483)	189
(Gains) losses on sales of assets and other items	(326)	(620)	(2,190)
Changes in working capital (other than cash and cash equivalents):
• (Increase) decrease in inventories	(113)	(1,079)	(3,120)
• (Increase) decrease in trade and other receivables	1,168	(3,165)	312
• (Increase) decrease in net current financial derivative instruments	2,714	(4,134)	(9,271)
• Increase (decrease) in trade and other payables	1,647	4,570	(1,982)
• Increase (decrease) in current financial investments	(10,319)	(15,335)	5,810
Taxes paid	(605)	(1,463)	(74,408)
(Increase) decrease in non-current items related to operating activities	433	252	128

Cash flows provided by operating activities	25,210	18,379	60,603

INVESTING ACTIVITIES
Additions to property, plant and equipment	(8,722)	(6,537)	(31,396)
Exploration expenditures capitalised	(891)	(663)	(2,454)
Changes in other intangibles	(5,534)	(593)	(7,780)
Change in long-term loans granted and other long-term items	(55)	301	(154)
Proceeds from sale of assets	64	462	2,010

Cash flows used in investing activities	(15,138)	(7,030)	(39,774)

FINANCING ACTIVITIES
New long-term borrowings	0	0	97
Repayment of long-term borrowings	(741)	(192)	(1,428)
Distribution to minority shareholders	(90)	(162)	(741)
Dividend paid	0	0	(17,756)
Treasury shares purchased	(28)	0	(1,012)
Net short-term borrowings, bank overdrafts and other	42	1,732	304

Cash flows used in financing activities	(817)	1,378	(20,536)

Net increase (decrease) in cash and cash equivalents	9,255	12,727	293

Effect of exchange rate changes on cash and cash equivalents	(49)	(10)	49
Cash and cash equivalents at the beginning of the period	7,367	7,025	7,025

Cash and cash equivalents at the end of the period	16,573	19,742	7,367

See notes to the consolidated financial statements.

1. ORGANISATION AND BASIS OF PRESENTATION

General information

Statoil ASA was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway. Statoil’s business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products.

Statoil ASA is listed on Oslo Stock Exchange (Norway) and New York Stock Exchange (USA).

Statement of compliance
Statoil will adopt “International Financial Reporting Standards (IFRS) as adopted by the European Commission for use in the European Union” (EU-IFRS) for the first time in its consolidated financial statements for the year ended 31 December 2007. These financial statements will include comparative financial statements for the year ended 31 December 2006. Currently EU-IFRS has certain exemptions from IFRS as adopted by the International Accounting Standards Board (IASB), which are not applicable to the Company.  Accordingly, there would be no difference between IFRS and EU-IFRS in the presentation in the accompanying financial information. IFRS 1 First-time Adoption of International Financial Reporting Standards requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (e.g. 31 December 2007). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (e.g., 1 January 2006) and throughout all periods presented in the first IFRS financial statements. The accompanying interim financial information as of and for the three month periods ended 31 March 2007 and 2006, have been prepared in accordance with those EU-IFRS effective, or issued and early adopted, at 29 May 2007. The EU-IFRS that will be applicable at 31 December 2007, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information. As a result, the accounting policies used to prepare these financial statements are subject to change up to the reporting date of Statoil's first IFRS financial statements. There have been no changes in accounting policies in this report compared to the transition document dated 7 May 2007.

Basis of preparation
The accounting policies, which are the same as in the transition document, have been applied consistently to all periods presented in these consolidated interim financial statements. A detailed description of the accounting policies used under IFRS are included in the transition document dated 7 May 2007 that has been prepared by the Company and can be accessed from the Company’s web site at www.statoil.com.

The statements of income and balance sheets as of and for the year ended 31 December 2006 have been derived from the transition document dated 7 May 2007. The interim financial statements do not include all of the information and footnotes required by IFRS for complete financial statements. These interim financial statements should be read in conjunction with the transition document dated 7 May 2007 and the annual report on Form 20-F 2006 which is prepared on the basis of USGAAP.

These consolidated interim financial statements are presented in accordance with International Accounting Standard 34 Interim Financial Reporting. The financial statements reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. All such adjustments are of a normal and recurring nature. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. The financial statements are unaudited.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Change in accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Judgments made by management in the application of IFRS that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in the accounting policies footnote in the transition document.

Commercial factors affecting the financial statements
The Group is exposed to a number of underlying economic factors, such as crude oil prices, natural gas prices, refining margins, foreign exchange rates, as well as financial instruments with fair value derived from changes in these factos, which affect the overall results for each period. In addition, the results of the Group are influenced in each period by the level of production which in the short term may be influenced by for instance periodic maintenance. In the long term, the results are impacted by the success of exploration and field development activities.

2. EQUITY

						Other reserves

(in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to Treasury shares	Retained earnings	Available for sale financial assets	Currency translation adjustment	Minority interest	Total

At 1 January 2006	5,474	(60)	37,305	(96)	65,983	694	0	1,592	110,892
Net income for the period					10,643			136	10,779
Cash distributions (to) from minority shareholders								(168)	(168)
Foreign currency translation adjustment							(1,444)		(1,444)
Fair value adjustment available for sale financial assets						13			13
Defined benefit plan actuarial gains (losses)					9				9
Tax on actuarial losses and fair value
adjustment on available for sale securities					(2)	(5)			(7)
Equity settled share based payments			15						15
Treasury shares purchased		(1)		(20)					(21)

At 31 March 2006	5,474	(61)	37,320	(116)	76,633	702	(1,444)	1,560	120,068

						Other reserves

(in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to Treasury shares	Retained earnings	Available for sale financial assets	Currency translation adjustment	Minority interest	Total

At 1 January 2007	5,415	(54)	37,366	(3,605)	87,483	264	(1,926)	1,574	126,517
Net income for the period					7,680			154	7,834
Cash distributions (to) from minority shareholders								(90)	(90)
Foreign currency translation adjustment							(1,730)		(1,730)
Available for sale value transferred to Statements of income						(113)			(113)
Fair value adjustment available for sale financial assets						(9)			(9)
Defined benefit plan actuarial gains (losses)					(50)				(50)
Tax on actuarial losses and fair value
adjustment on available for sale securities					38	3			41
Equity settled share based payments			2						2
Treasury shares purchased		0		5					5

At 31 March 2007	5,415	(54)	37,368	(3,600)	95,151	145	(3,656)	1,638	132,407

3. SEGMENTS

Statoil divides its operations into four segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing. The Exploration and Production Norway and International Exploration and Production segments explore for, develop and produce crude oil and natural gas, and extract natural gas liquids, sulfur and carbon dioxide. The Natural Gas segment transports and markets natural gas and natural gas products. Manufacturing and Marketing is responsible for petroleum refining operations and the marketing and sale of crude oil and refined petroleum products except gas.

Operating segments are determined based on differences in the nature of their operations, products and services. This also aligns with internal management reporting. The measure of segment profit is Net operating income. Statoil also provides imputed segment income tax and segment net income for the period as supplemental information.

The ”Other” section consist of the activities of Corporate services, Corporate Center, Groupe Finance and the tecnical service provider Technology and Projects. The ”Elimination” section encompasses elimination of inter-segment sales and related unrealised profits mainly from the sale of crude oil and products. Inter-segment revenues are at estimated market prices.

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other	Eliminations	Total

Three months ended 31 March 2007
Revenues third party
(including Other income)	810	1,995	12,349	85,065	36	0	100,255
Revenues inter-segment	26,976	4,962	157	9	343	(32,447)	0
Net income (loss) from equity accounted investments	10	140	70	34	(10)	0	244

Total revenues and other income	27,796	7,097	12,576	85,108	369	(32,447)	100,499

Net operating income	20,760	3,481	(33)	1,139	(173)	(1,387)	23,787
Imputed segment income tax	(15,528)	(1,617)	0	(405)	0	644	(16,906)

Segment net income for the period	5,232	1,864	(33)	734	(173)	(743)	6,881

Three months ended 31 March 2006
Revenues third party
(including Other income)	1,998	2,179	17,313	90,699	76	0	112,265
Revenues inter-segment	29,505	4,396	178	228	260	(34,567)	0
Net income (loss) from equity accounted investments	(12)	0	54	46	(1)	0	87

Total revenues and other income	31,491	6,575	17,545	90,973	335	(34,567)	112,352

Net operating income	24,934	3,677	3,806	1,558	(402)	(581)	32,992
Imputed segment income tax	(18,884)	(1,355)	(2,653)	(452)	0	88	(23,256)

Segment net income for the period	6,050	2,322	1,153	1,106	(402)	(493)	9,736

Net operating income for Natural Gas in the first quarter of 2007 includes an unrealised loss of NOK 0.5 billion on a long-term gas sales contract measured at fair value. The corresponding figure for the first quarter of 2006 is an unrealised gain of NOK 0.4 billion.

Borrowings are managed at a corporate level and financial items are not allocated to segments. Income tax is calculated on Net operating income. Additionally, income tax benefit on segments with net losses is not recorded. As such, Segment net income is reconciled to Net income per the Consolidated Statements of Income as follows. A supplemental reconciliation of income tax is also provided.

	For the three months ended 31 March
(in NOK million)	2007	2006

Segment net income	6,881	9,736
Net financial items	1,003	1,352
Tax on financial items and other tax adjustments	(50)	(309)

Net income	7,834	10,779

Imputed segment income tax	16,906	23,256
Tax on financial items and other tax adjustments	50	309

Income tax	16,956	23,565

4. PROPERTY, PLANT AND EQUIPMENT

(in NOK million)	Intangible assets	Property, plant and equipment

Balance at 31 December 2006	21,330	185,875
Additions	6,425	7,344
Disposals	0	(57)
Expensed exploration expenditures previously capitalised	(199)	0
Depreciation, amortisation and impairment	(33)	(5,405)
Effect of foreign currency translations adjustment and transferrals	(784)	(1,219)

Balance at 31 March 2007	26,739	186,538

Additions in Intangible assets relate mainly to capitalised signature bonuses and other exploration rights in connection with acquisition of assets from Anadarko Petroleum Corporation

5. COMMITMENTS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Ministry of People's Power for Energy and Petroleum in Venezuela has challenged the production level and the royalty rates of the Sincor joint venture. Effective as of 24 June 2005 Sincor has been charged and has paid an increased royalty rate of 30 per cent related to production exceeding 114,000 barrels a day. Statoil and our partner have filed administrative appeals to annul the demand for such payments. Related to the Sincor joint venture, Statoil has also received tax adjustment notices from the Venezuelan tax authorities for the years 2001 to 2005.

As at 31 March 2007 Statoil held a 15 per cent share in the Sincor joint venture while the partners, Total and the Venezuelan state-owned PDVSA, held 47 and 38 per cent respectively. On 26 February 2007 the Venezuelan Government issued a law decree providing for the transformation of Sincor and all other such Strategic Association Agreements into new incorporated joint ventures with a minimum majority State participation of 60 per cent (known as mixed companies), under the legal framework of the 2002 Organic Hydrocarbons Law. The law decree provided that transfer of operations was to be completed by 30 April 2007. A Memorandum of Understanding intended for the handover of Sincor’s daily operations was accordingly signed on 25 April 2007 between PDVSA, Total, Statoil and the Venezuelan Ministry of People's Power for Energy and Petroleum. Starting on 1 May 2007, all Sincor’s daily operations are managed by a Transition Committee, consisting of nine members: Five appointed by PDVSA (shareholder of PDVSA Sincor and CVP (“Corporacion Venezolana de Petroleo”)), three by Total and one by Statoil. The law decree grants a period of four months to agree on the terms and conditions for participation in the new mixed company, while two additional months are provided to submit such terms for approval to the National Assembly. Negotiations in respect of terms and conditions are presently ongoing. The specifics and extent of the transition for Sincor and the level of compensation to be received by Statoil hence cannot be ascertained at this time.

The migration of the Sincor project into a mixed company and the transfer of control of operations on 1 May 2007 necessitate changes to the Sincor financing agreements. The Sincor partners will consider alternative structures with the lenders to seek to replace the existing financing.

A group of Norwegian pensioners has brought legal proceedings against Statoil ASA over certain changes made to the pension fund articles of association in 2002, relating to the basis for adjustment of pension payments after that date. Stavanger District Court ruled in favour of Statoil in the first quarter of 2007. The verdict has been appealed. Depending on the final outcome of this case, the issue might impact certain assumptions used in the computation of Statoil’s pension obligations as reflected in the Consolidated Financial Statements.

Statoil ASA issued a declaration to the Norwegian Ministry of Petroleum and Energy (MPE) in 1999 in connection with a dispute between four Åsgard partners and Statoil related to the construction of new facilities for the Åsgard development at the Kårstø Terminal. The declaration confirmed the MPE similar treatment as the four Åsgard partners with respect to the disputed issues, which had been resolved by 2004. The MPE has indicated that a claim will be presented based on the declaration.

During the normal course of its business Statoil is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its accounts for probable liabilities related to litigation and claims based on the Company’s best judgement. Statoil does not expect that the financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

6. SUBSEQUENT EVENTS AND BUSINESS DEVELOPMENTS

The Board of Directors of Statoil ASA and Norsk Hydro ASA have agreed to recommend to their shareholders a merger of Hydro’s oil and gas activities with Statoil. The proposed merger is subject to approval by the General Meetings of the two companies as well as by regulatory authorities. The General Meetings are expected to be held in June or July 2007. Statoil and Hydro have received clearance from the European Commission for the merger. Final closing is expected to be in the third quarter of 2007. In the meantime, Hydro and Statoil will be managed as separate companies.

Hydro’s shareholders will hold 32.7 per cent and Statoil’s shareholders will hold 67.3 per cent of the merged company. Hydro’s shareholders will receive 0.8622 shares in the merged company for each Hydro share and continue as owners of Hydro. Statoil’s shareholders will maintain their holdings in the merged company on a one-for-one basis. The Norwegian State will hold approximately 62.5 per cent in the merged entity. According to the agreement dated 18 December 2006 between Hydro and Statoil, Statoil will no longer use its authorisation to buy Treasury shares for annulment.

A merger with Hydro will result in changes to the business. Assets, liabilities, rights and obligations related to Hydro’s oil and gas activities will be taken over by Statoil. The merger will be accounted for as a transaction between entities under common control and, accordingly, the carrying amount of the assets and liabilities of the merged company are recorded at their carrying amounts, and comparable financial figures for prior periods will be restated to present the merged company as if the entities had always been combined. Certain obligations in Statoil are contingent on the completion of the merger. Early retirement will for instance be used as an instrument to avoid redundancy among employees in connection with the merger. Expected liability related to the early retirement scheme and other restructuring expenses will be accounted for when the agreement becomes unconditonal.

On 27 April 2007 Statoil entered into an acquisition agreement whereby Statoil make an all–cash offer to acquire all shares of North American Oil Sands Corporation (NAOSC) at a price of CAD 20 per share. The total transaction value is approximately CAD 2.2 billion, equivalent to about USD 2 billion. NAOSC, a Calgary-based company, was formed in 2001. It operates 257,200 acres (1,110 square kilometers) of oil sands leases located in the Athabasca region of Alberta, north-east of Edmonton.

The Board of Directors of NAOSC has unanimously approved the offer, recommending that its shareholders accept the offer. The three principal shareholders of NAOSC - Paramount Resources Ltd, funds managed by affiliates of ARC Financial Corporation and Ontario Teachers’ Pension Plan - have agreed to tender all of their shares to the offer. They represent approximately 69 per cent of the issued and outstanding shares on a fully diluted basis. The offer is subject to regulatory approvals and other customary conditions contained in the formal offer documents. Full details of the offer are included in a takeover bid circular and related documents which were filed with securities regulators and mailed to NAOSC security holders. The transaction is expected to close by the end of the second quarter of 2007 and will be recorded in the segment International Exploration and Production.

7. RECONCILIATION BETWEEN IFRS AND USGAAP FIGURES FOR PRIOR YEAR

(in NOK million)	For the three months ended 31 March 2006

Consolidated net income under USGAAP	10,397
Differences related to:
Financial instruments	1,401
Inventory valuation	305
Deferred tax adjustments	(1,346)
Other	22

Net changes	382

Consolidated net income for the period under IFRS	10,779

(in NOK million)	At 31 March 2006

USGAAP Equity (including minority interest)	116,924
Differences related to:
Financial instruments	7,854
Pensions	(5,340)
Inventory valuation	3,125
Asset retirement obligations (ARO)	(222)
Deferred tax adjustments	(5,113)
Other	2,840

Net changes	3,144

Equity under IFRS	120,068

For more information regarding recorded differences between IFRS and USGAAP see the transition document mentioned in note 1. There are no new IFRS to USGAAP reconciling items in the first quarter of 2007 compared to those identified in the transition document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: May 30, 2007	By:	/s/ Eldar Sætre Eldar Sætre Chief Financial Officer

PRESS RELEASE:

STATOIL: GROWING OUR BUSINESS

Statoil ASA (OSE: STL, NYSE:STO) had a net income of NOK 7.8 billion in the first quarter of 2007, compared to NOK 10.8 billion in the first quarter of 2006.

The 27% decrease in net income from the first quarter of 2006 to the first quarter of 2007 was mainly due to an 11% decrease in the average realised oil price and a 14% decrease in gas prices, both measured in NOK.

“We are delivering strong results despite lower oil- and gas prices,” says Statoil’s chief executive officer Helge Lund.

”We are facing some technical challenges, mainly related to the pioneering high temperature and high pressure fields Kvitebjørn and Kristin. While addressing these short term challenges, we are continuing to build positions for future growth.”

“Statoil has made an important strategic move internationally with an offer to acquire all shares of North American Oil Sands Corporation in Canada. This transaction will strengthen the group’s North America position with a substantial operatorship and a large, long-term resource base. In addition, Statoil has secured new exploration acreage in Indonesia and Tanzania,” says Mr Lund.

The CEO also expresses satisfaction with the progress achieved in the planned merger between Statoil and Norsk Hydro’s oil and gas activities.

“The merger process is on track. In May the merger was cleared by the European Commission. Recently, the merger was also decleared effective by the US Securities and Exchange Commission.” Mr Lund notes.

Return on average capital employed after tax (ROACE) (*) for the 12 months ended 31 March 2007 was 24.3%, compared to 26.4% for the 12 months ended 31 December 2006. The decrease was mainly due to lower oil and gas prices. ROACE is defined as a non-GAAP financial measure (*).

In the first quarter of 2007, earnings per share were NOK 3.58 (USD 0.59) compared to NOK 4.92 (USD 0.75) in the first quarter of 2006.

Net operating income in the first quarter of 2007 was NOK 23.8 billion compared to NOK 33.0 billion in the first quarter of 2006. The decrease was mainly due to an 11% decrease in the average oil price measured in NOK, negative changes in fair value of derivatives amounting to NOK 2.7 billion, higher operating expenses of NOK 1.4 billion, mainly due to increased operating facility cost and higher activity in International E&P, and reduced results from Manufacturing & Marketing mainly due to deferred gains on inventories amounting to NOK 0.8 billion. The decrease in net operating income was partly offset by an increase in lifted volumes, contributing positively with NOK 0.9 billion and a decrease in selling, general and administrative expenses of NOK 0.8 billion. The first quarter of 2006 included infrequent insurance premiums and accruals related to liabilities in the two mutual insurance companies in which Statoil Forsikring participates.

Consolidated statements of income - IFRS

	First quarter			Full year
Consolidated statements of income - IFRS (in millions)	2007 NOK	2006 NOK	Change	2006 NOK

Revenues and other income
Revenues	100,170	111,732	(10%)	431,757
Net income/(loss) from equity accounted investments	244	87	180%	408
Other income	85	533	(84%)	1,801

Total revenues and other income	100,499	112,352	(11%)	433,966

Operating expenses
Cost of goods sold	58,984	62,450	(6%)	245,492
Operating expenses	9,526	8,088	18%	33,653
Selling, general and administrative expenses	1,587	2,338	(32%)	8,486
Depreciation, amortisation and impairment	5,438	5,418	0%	21,714
Exploration expenses	1,177	1,066	10%	5,664

Total operating expenses	76,712	79,360	(3%)	315,009

Net operating income	23,787	32,992	(28%)	118,957

Financial items
Net foreign exchange gains and losses	1,571	1 547	2%	3,285
Interest income and other financial items	281	454	(38%)	2,882
Interest and other finance expenses	(849)	(649)	(31%)	(2,370)

Net financial items	1,003	1,352	(26%)	3,797
Income before tax	24,790	34,344	(28%)	122,754

Income tax	(16,956)	(23,565)	(28%)	(81,889)

Net income	7,834	10,779	(27%)	40,865

Attributable to:
Equity holders of the company	7,680	10,643	(28%)	40,135
Minority interest	154	136	13%	730

	7,834	10,779	(27%)	40,865

	First quarter			Full year
Net operating income for the segments (in millions)	2007 NOK	2006 NOK	Change	2006 NOK

E&P Norway	20,760	24,934	(17%)	89,910
International E&P	3,481	3,677	(5%)	10,757
Natural Gas	(33)	3,806	(101%)	12,003
Manufacturing & Marketing	1,139	1,558	(27%)	6,569
Other	(173)	(402)	57%	(597)
Eliminations of internal unrealised profit on inventories	(1,387)	(581)	n/a	315

Financial data

	First quarter			Full year
	2007 NOK	2006 NOK	Change	2006 NOK

Weighted average number of ordinary shares outstanding	2,144,883,282	2,165,317,480		2,161,028,202
Earnings per share	3.58	4.92	(27%)	18.57
ROACE (last 12 months)	24.3%	n/a		26.4%
Cash flows provided by operating activities (billion)	25.2	18.4	37%	60.6
Gross investments (billion)	13.8	9.6	44%	46.2
Net debt to capital employed ratio	12.5%	5.7%		16.3%

Operational data

	First quarter			Full year
	2007	2006	Change	2006

Average oil price (USD/bbl)	57.6	60.9	(5%)	64.4
USDNOK average daily exchange rate	6.23	6.67	(7%)	6.42
Average oil price (NOK/bbl) [*]	359	406	(11%)	413
Gas prices (NOK/scm)	1.74	2.02	(14%)	1.91
Refining margin, FCC (USD/boe) [*]	6.8	5.8	17%	7.1
Total oil prodction (1,000 boe/day)	682	713	(4%)	670
Total gas production (1,000 boe/day)	517	524	(1%)	465
Total oil and gas production (1,000 boe/day) [*]	1,199	1,237	(3%)	1,135
Total oil liftings (1,000 boe/day)	736	708	4%	668
Total gas liftings (1,000 boe/day)	517	524	(1%)	465
Total oil and gas liftings (1,000 boe/day) [*]	1,253	1,232	2%	1,133
Production cost (NOK/boe, last 12 months) [*]	28.4	n/a	n/a	27.4
Production cost normalised (NOK/boe, last 12 months) [*]	27.9	n/a	n/a	26.2

Total oil and gas production in the first quarter of 2007 was 1,199,000 barrels of oil equivalents (boe) per day, compared to 1,237,000 boe per day in the first quarter of 2006, a decrease of 3%. The decrease in oil and gas production was mainly related to lower production at the Kvitebjørn and Gullfaks fields. This was partly offset by increased production on the Visund and Kristin fields. The decrease in oil and gas production from the Norwegian continental shelf (NCS) was partly offset by increased production from International E&P.

Total oil and gas liftings in the first quarter of 2007 were 1,253,000 boe per day, compared to 1,232,000 boe per day in the same period of 2006. This implies an increase of 2%. In the first quarter of 2007 there was an overlift of 54,000 boe per day, compared to a marginal underlift in the same period last year.

Exploration expenditure in the first quarter of 2007 was NOK 1.9 billion, compared to NOK 1.7 billion in the first quarter of 2006. The increase in exploration expenditure was mainly due to an increase in the number of wells drilled. Exploration expenditure reflects the period’s total exploration activities.

Exploration expenses for the period consist of exploration expenditure adjusted for the period’s change in capitalised exploration expenditure. Exploration expenses in the first quarter of 2007 amounted to NOK 1.2 billion, compared to NOK 1.1 billion in the first quarter of 2006. The increase in exploration expenses of NOK 0.1 billion was mainly due to increased exploration expenditure in the first quarter of 2007, partly offset by an increase in capitalised share of the current period’s exploration activity.

	First quarter			Full year
Exploration (in millions)	2007 NOK	2006 NOK	Change	2006 NOK

Exploration expenditure (activity)	1,869	1,655	13%	7,451
Expensed, previously capitalised exploration expenditure	199	74	169%	667
Capitalised share of current period’s exploration activity	(891)	(663)	(34%)	(2,454)

Exploration expenses	1,177	1,066	10%	5,664

A total of 13 exploration and appraisal wells were completed in the first quarter of 2007, six on the NCS and seven internationally. Six wells resulted in discoveries, while four wells await final evaluation. Six exploration wells were completed in the first quarter of 2006.

Production cost per boe was NOK 28.4 for the 12 months ended 31 March 2007, compared to NOK 27.4 for the 12 months ended 31 December 2006 (*).

Normalised at a USDNOK exchange rate of 6.00 and adjusted for the estimated volume reduction due to production sharing agreement (PSA) effects, the production cost for the 12 months ended 31 March 2007 was NOK 27.9 per boe, compared to NOK 26.2 per boe for the 12 months ended 31 December 2006 (*). Based on realised oil and gas prices, the estimated PSA effect on the production unit cost for the twelve months ended 31 March 2007 was NOK 0.1 per boe. Normalised production cost is defined as a non-GAAP financial measure (*).

The production unit cost, both actual and normalised, have increased, mainly due to a relatively higher international production, which on average has a higher production cost per boe than our production on the NCS, and increasing industry cost pressure.

Net financial items amounted to an income of NOK 1.0 billion in the first quarter of 2007 compared to an income of NOK 1.4 billion in the first quarter of 2006. The decrease was mainly caused by reduced gains on securities in the first quarter of 2007, compared to the first quarter of 2006.

Exchange rates	31.03.2007	31.12.2006	31.03.2006	31.12.2005

USDNOK	6.10	6.26	6.58	6.77

Income taxes in the first quarter of 2007 were NOK 17.0 billion, with a corresponding tax rate of 68.4%. Income taxes in the first quarter of 2006 were NOK 23.6 billion, equivalent to a tax rate of 68.6%.

The tax rate was somewhat reduced in the first quarter of 2007 compared with the first quarter of 2006. This was mainly due to a relatively higher impact from the uplift tax deduction on the NCS and net financial items, which are taxed at a lower rate than income from the NCS. On the other hand, these factors were mostly offset by lower effect of income generated outside the NCS.

Health, safety and the environment (HSE)
The frequency of serious incidents in the first quarter of 2007 is on par with the same quarter last year, while total recordable injury frequency has improved slightly.

	First quarter		Year
HSE	2007	2006	2006

Total recordable injury frequency	4.7	5.6	5.7
Serious incident frequency	2.2	2.2	2.1
Unintentional oil spills (number)	69	81	292
Unintentional oil spills (volume, scm)	26	11	157

A sailor died 27 May following an accident on liquefied petroleum gas carrier Goowood as the vessel was preparing to enter the Port of Mongstad north of Bergen. Another sailor was seriously injured in the accident. The Singapore-registered carrier is on charter with Statoil.

Implementation of International Financial Reporting Standards (IFRS)
Statoil has adopted International Financial Reporting Standards (IFRS) as its primary accounting principles as from 1 January 2007. Statoil’s first quarter 2007 interim consolidated financial statements have been prepared in accordance with IFRS. Comparative financial statements for previous periods presented have also been prepared in accordance with IFRS.

IFRS requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (e.g., 31 December 2007). IFRS also requires that those policies will be applied as of the date of transition to IFRS (e.g., 1 January 2006) and throughout all periods presented in the first IFRS financial statements. As a result, the accounting policies used to prepare these financial statements are subject to change up to the reporting date of Statoil’s first IFRS financial statements.

New production guiding
Statoil ASA provided at 10 May 2007 a forecast for oil and gas production in 2007 at 1,150,000-1,200,000 boe per day based on an oil price of USD 60 per barrel. Previously, the target was 1,300,000 boe per day.

The shortfall is largely due to delayed ramp up of new fields and delays in projects and activities. As a direct consequence of reduced production, production cost per boe is expected to increase to above NOK 30 per boe for 2007.

* See end notes in the complete quarterly report.

Recent important events include the following:

  On 27 April 2007, Statoil announced that it had entered into an acquisition agreement whereby Statoil will make an all-cash offer to acquire all shares of North American Oil Sands Corporation (NAOSC). The total transaction value is approximately CAD 2.2 billion, equivalent to about USD 2.0 billion.
  On 18 April 2007, Statoil signed a PSA for deep water Block 2 off Tanzania in the Indian Ocean. This is the first time Statoil has been awarded exploration acreage in Tanzania.
  The 14th oil find in deepwater block 31 off Angola has been made, according to operator BP and the Angolan state oil company, Sonangol. Statoil has a 13.33% share in the block.
  On 2 March 2007, Statoil and Pertamina (Persero) were awarded the Karama deepwater block in the Makassar Strait in Indonesia.
  On 1 May 2007, the control of operation of the Sincor project in Venezuela was transferred to the state-owned company PDVSA.
  Statoil, as operator, together with its partners in the Kvitebjørn field in the North Sea, has decided to temporarily cease gas and oil production. The field was shut down on 1 May 2007. It is expected that production will resume during the fourth quarter of 2007.
  The plan for development and operation (PDO) of the Alve gas and condensate field in the Norwegian Sea received government approval on 16 March 2007.
  On 29 May 2007, Statoil, as operator, announced that a promising oil discovery has been made in the Ermintrude prospect on the NCS.
  On 3 May 2007, Statoil and Hydro received clearance from the European Commission for the announced merger between Norsk Hydro ASA’s petroleum activities and Statoil ASA.
  On 25 May 2007, the prospectus relating to the planned merger of Norsk Hydro’s petroleum business with Statoil, was declared effective by the US Securities and Exchange Commission (SEC).

Further information from:

Investor relations
Lars Troen Sørensen, senior vice president investor relations, + 47 90 64 91 44 (mobile), +47 51 99 77 90 ( office)
Geir Bjørnstad, vice president, US  investor relations, + 1 203 978 6950

Press
Ola Morten Aanestad, vice president media relations, +47 48 08 02 12 (mobile), +47 51 99 13 77 (office)

Disclaimer:
This press release does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C.  20549. Statoil’s SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition Statoil will make the effective registration statement available for free to Hydro shareholders in the United States.

GROUP BALANCE SHEET

	At 31 March, 2007	At 31 March, 2006	Change	At 31 March, 2007

(In millions)	NOK	NOK	%	USD*
Total non-current assets	239,271	212,009	12.86	39,371
Total current assets	103,656	118,467	(12.50)	17,056
Total assets	342,927	330,476	3.77	56,427
Total equity	(132,407)	(120,068)	10.28	(21,787)
Total non-current liabilities	(111,327)	(105,868)	5.16	(18,318)
Total current liabilities	(99,193)	(104,540)	(5.11)	(16,322)
Total equity and liabilities	(342,927)	(330,476)	3.77	(56,427)

* Translated into US dollar at the rate of NOK 6.0774 to USD 1, the Federal Reserve noon buying rate in the City of New York on 30 March, 2007.

TRANSITION FROM ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (US GAAP) TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Introduction
In accordance with European Union regulations as implemented by Norway, Statoil is required to adopt International Financial Reporting Standards (IFRS) for accounting periods beginning on or after 1 January 2007.
Consequently the Group’s first IFRS results will be for the quarter ended 31 March 2007. These results and the financial statements for the year ended 31 December 2007 will include comparative IFRS financial information for 2006. Disclosure notes as required by IFRS will be provided in the 2007 financial statements. No disclosure notes have been prepared in this transition document.

Highlights

  Consolidated net income for the year ended 31 December 2006 down by NOK 0.5 billion compared to US GAAP.
  Earnings per share down by NOK 0.22 compared to US GAAP.
  Increased total equity of NOK 2.8 billion at 1 January 2006 and 31 December 2006 compared to US GAAP.
  The adoption of IFRS has an impact on the presentation of the Group’s accounts but does not change the underlying business performance. There are no changes to the business model, strategy, risk management processes or cash flows.

Reconciliation of 2006 consolidated net income

(in NOK million)			Q1	Q2	Q3	Q4	Year ended 31 Dec. 2006

		Consolidated net income under USGAAP	10 397	10 029	8 808	12 101	41 335
1.	IAS 39	Financial instruments	1 401	206	(128)	229	1 708
2.	IAS 19	Pensions	(4)	(9)	(7)	28	8
3.	IAS 2	Inventory valuation	305	(320)	194	(500)	(321)
4.	IAS 37	Asset retirement obligations (ARO)	12	12	79	117	220
5.	IAS 12	Deferred tax adjustments	(1 346)	(27)	(286)	278	(1 381)
6.		Other	14	(49)	(170)	(499)	(704)

		Net changes	382	(187)	(318)	(347)	(471)

		Consolidated net income for the period under IFRS	10 779	9 842	8 490	11 754	40 865

Reconciliation of equity

(in NOK million)			1 January 2006	31 March 2006	30 June 2006	30 Sept. 2006	31 Dec. 2006

		USGAAP equity (incl. minority interest)	108 136	116 924	106 389	117 500	123 693
1.	IAS 39	Financial instruments	6 453	7 854	8 061	7 933	8 162
2.	IAS 19	Pensions	(5 338)	(5 340)	(5 349)	(5 366)	(2 720)
3.	IAS 2	Inventory valuation	2 820	3 125	2 805	2 999	2 499
4.	IAS 37	Asset retirement obligations (ARO)	(233)	(222)	(210)	(148)	(47)
5.	IAS 12	Deferred tax adjustments	(3 767)	(5 113)	(5 122)	(5 193)	(6 465)
6.		Other	2 821	2 840	2 758	1 897	1 395

		Net changes	2 756	3 144	2 943	2 122	2 824

		Equity under IFRS	110 892	120 068	109 332	119 622	126 517

Impact on cash flow statement
The Group prepares the cash flow statement for both US GAAP and IFRS using the indirect method.  Consequently, adjustments made to working capital items in the balance sheet on conversion to IFRS lead to an adjustment in the IFRS cash flow statement. There are no significant changes between cash flows from operating activities, investing activities, and financing activities. No adjustments have been made to cash and cash equivalents, and no other adjustments have been made to the cash flow statement on conversion.

Summary of major changes
The major changes required by the introduction of IFRS are:

  Financial instruments – consist mainly of certain contracts that are not accounted for as fair value derivatives under US GAAP, due to exemption rules, are accounted for as fair value derivatives under IFRS and carried at fair value with changes to income statement. The effect is an increase in 2006 income before tax of NOK 1.9 billion and an increase in net income of NOK 0.4 billion.
  Pensions – Actuarial gains and losses spread over future periods under US GAAP have been recorded directly to equity under IFRS. The discount rate used under US GAAP differs from that used for IFRS. The Group adopted FAS 158 effective 31 December, 2006, and from this date the difference in the discount rate is the only difference between the US GAAP and IFRS balance sheets. The effect is a reduction in pension assets of NOK 3.9 billion and an increase in pension liabilities of NOK 1.4 billion as at 1 January, 2006 (before the date of adoption of FAS 158)  and a reduction in pension assets of NOK 2.2 billion and an increase in pension liabilities of NOK 0.5 billion at 31 December, 2006. The effect on retained earnings, net of deferred taxes, is a reduction of NOK 2.0 billion and 0.9 billion 1 January, 2006 and 31 December, 2006, respectively.
  Inventory valuation – LIFO method used under US GAAP is replaced by FIFO method for IFRS. The effect is a reduction in 2006 income before tax of NOK 0.3 billion and a reduction in net income of NOK 0.2 billion.

Each change is described in more detail in this document. The effect of each change on income statement and balance sheet are shown below.

Explanation of transition to IFRS
Statoil will adopt “International Financial Reporting Standards (IFRSs) as adopted by the European Commission for use in the European Union” (“EU-IFRS”) for the first time in its consolidated financial statements for the year ended 31 December 2007, which will include comparative financial statements for the year ended 31 December 2006. Currently EU-IFRS has certain exemptions from IFRS as adopted by the International Accounting Standards Board (IASB), which are not applicable to the Company.  Accordingly, there would be no difference between IFRS and EU-IFRS in the presentation in the accompanying financial information. IFRS 1 First-time Adoption of International Financial Reporting Standards requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements (e.g., 31 December 2007). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (e.g., 1 January 2006) and throughout all periods presented in the first IFRS financial statements. The accompanying accounting policies in this document have been prepared in accordance with those EU-IFRSs effective, or issued and early adopted, at the date of this report. The EU-IFRSs that will be applicable at 31 December 2007, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information. As a result, the accounting policies used to prepare these financial statements are subject to change up to the reporting date of Statoil’s first IFRS financial statements. The accounting policies applied are set out in Appendix 1.
In preparing the opening IFRS balance sheet, the Group has reconciled amounts reported previously in financial statements prepared in accordance with its old basis of accounting (US GAAP) to IFRS. An explanation of how the transition from US GAAP to IFRS has affected the Group’s shareholders’ equity (taking into account the effect on deferred tax assets or liabilities) and net income is set out in the following tables and the notes that accompany the tables.

The restatement/reconciliation tables have been prepared only for the transition to IFRS. Given this specific aim, the information provided in this document is not intended to substitute the full financial statement disclosure that will be provided in the first complete financial statements prepared under IFRS.

7 May, 2007

Appendices
Further information is included in the Appendices as follows:

  IFRS Accounting policies
  Use of IFRS 1 Exemptions
  Consolidated financial statements 2006 IFRS
  Restatement of the balance sheets at 1 January 2006 and 31 December 2006, including description of primary changes
  Restatement of the income statement for the year ended 31 December 2006
  Restatement of the quarterly financial statements for 2006
  Restatement of the quarterly financial statements by segment for 2006
  Balance sheet reclassifications from US GAAP format to IFRS format 31 December 2005

APPENDIX ONE - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union (EU) and do not utilise the portfolio hedging ‘carve out’ permitted by the EU. Currently EU-IFRS has certain exemptions from IFRS as adopted by the International Accounting Standards Board (IASB), which are not applicable to the Company.  Accordingly, there would be no difference between IFRS and EU-IFRS in the presentation in the accompanying financial information.

Basis of preparation
The financial statements are prepared on the historical cost basis with some exceptions, as detailed in the accounting policies set out below. These policies have been applied consistently to all periods presented in these consolidated financial statements (subject to certain exemptions allowed by IFRS 1) and in preparing an opening IFRS balance sheet at 1 January 2006 for the purpose of the transition to IFRS. The accounting policies have been applied consistently by Group entities.

Basis of consolidation
Subsidiaries
The consolidated financial statements include the accounts of Statoil ASA and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.
All intercompany balances and transactions, including unrealised profits arising from intragroup transactions, have been eliminated in full. Unrealised losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Minority interests represent the portion of profit or loss and net assets in subsidiaries that is not held by the Group and is presented separately within equity in the consolidated balance sheet.

Associates and joint ventures
Interests in jointly controlled assets and operations are recognised by including the Group’s share of assets, liabilities, income and expenses on a line-by-line basis. Interests in jointly controlled entities are accounted for using the equity method. Investment in companies in which Statoil does not have control, but has the ability to exercise significant influence over operating and financial policies, are classified as associates and are accounted for using the equity method.

Statoil as operator of joint ventures
Indirect operating costs such as personnel costs are accumulated in cost pools. These costs are allocated to business areas and Statoil operated joint ventures on an hours incurred basis reducing the costs in the Group income statement.
Only Statoil’s share of profit and loss and balance sheet items related to Statoil operated unincorporated joint ventures are reflected in the consolidated statement of income and balance sheet.

Foreign currency
Foreign currency transactions
The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For Statoil’s foreign subsidiaries the local currency is normally identical to the functional currency, with the exception of some upstream and trading subsidiaries, which have US dollar as functional currency as the majority of the revenues and costs are in US dollar.
In preparing the financial statements of the individual entities for the purposes of consolidation, transactions in foreign currencies (those other than functional currency) are translated at the foreign exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the foreign exchange rate at the balance sheet date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transactions.

Translation of financial statements of foreign operations
For the purpose of the consolidated financial statements, the results and financial position of each entity are translated into NOK, which is the presentation currency of the consolidated financial statements.
The assets and liabilities of foreign subsidiaries (whose functional currencies are other than NOK) are translated into NOK at the foreign exchange rate at the balance sheet date. The revenues and expenses of foreign subsidiaries are translated using average monthly foreign exchange rates, which approximates the foreign exchange rates on the dates of the transactions. Foreign exchange differences arising on translation are recognised directly as a separate component of equity.

Business combinations and goodwill
In order for a business combination to exist, the purchased group of assets must constitute a business (an integrated set of activities and assets conducted and managed to lower costs) and will generally consist of inputs, processes and outputs. This requires judgment to be applied on a case by case basis as to whether the acquisition meets the definition of a business combination. Purchases of licences for which no decision has been made to develop are treated as asset purchases.
Business combinations are accounted for using the acquisition method of accounting. The acquired identifiable tangible and intangible assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the net fair value of the identifiable assets acquired is recognised as goodwill.
Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.
Goodwill may also arise upon investments in jointly controlled entities and associates, being the surplus of the cost of investment over the Group’s share of the net fair value of the identifiable assets. Such goodwill is recorded within investments in jointly controlled entities and associates, and any impairment of the goodwill is included within the income from jointly controlled entities and associates.

Non-current assets held for sale and discontinued operations
Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. Property, plant and equipment and intangible assets once classified as held for sale are not depreciated.
Discontinued operations comprise those activities which have been disposed of during the period, or remain held for sale at period-end, and represent a separate major line of business or geographical area of operation which can be clearly distinguished, operationally and for financial reporting purposes, from other activities of the Group.

Revenue recognition
Revenues associated with sale and transportation of crude oil, natural gas, petroleum and chemical products and other merchandises are recognised when title passes to the customer, which is normally at the point of delivery of the goods based on the contractual terms of the agreements.
Revenues from the production of oil and gas properties in which the Group have an interest with other companies are recognised on the basis of volumes lifted and sold to customers during the period in accordance with the sales method.  Where the Group has lifted and sold more than the ownership interest, an accrual is recorded for the cost of the overlift. Where the Group has lifted and sold less than the ownership interest, costs are deferred for the underlift.
Revenue is presented net of customs, excise taxes and royalties paid in-kind on petroleum products.
Sales and purchases of physical commodities, which are not settled net, are presented on a gross basis as Revenue and Cost of goods sold in the Income statement. Activities related to trading and commodity-based derivative instruments are reported on a net basis, with the margin included in Revenue. Arrangements involving a series of sale and purchase transactions in order to obtain a given quantity and quality of a commodity at a given location is presented net and included in Revenue.

Transactions with the Norwegian State
The Group markets and sells the Norwegian State’s share of oil and gas production from the Norwegian continental shelf (NCS). The Norwegian State’s participation in petroleum activities is organised through the State’s direct financial interest (SDFI). All purchases and sales of SDFI oil production are recorded as Cost of goods sold and Revenue.
All oil received by the Norwegian State as royalty in-kind from fields on the NCS is purchased by the Group. The Group includes the costs of purchase and proceeds from the sale of this royalty oil in its Cost of goods sold and Revenue respectively.
The Group sells, in its own name, but for the Norwegian State’s account and risk, the State’s production of natural gas. This sale and related expenditures refunded by the State, are recorded net in the Group’s financial statements.
Such refundable expenditures relate to activities incurred to secure market access, transportation, processing capacity and investments made to maximise profitability from the sale of natural gas.

Oil and gas exploration and development expenditure
The Group uses the “successful efforts” method of accounting for oil and gas exploration costs. Expenditures to acquire mineral interests in oil and gas properties and to drill and equip exploratory wells are capitalised until the well is complete and the results have been evaluated. Expenditures to drill exploratory wells that do not find proved reserves, geological and geophysical and other exploration expenditures are expensed.
Unproved oil and gas properties are assessed quarterly; unsuccessful wells are impaired. Exploratory wells that have found reserves, but classification of those reserves as proved depends on whether a major capital expenditure can be justified, may remain capitalised for more than one year. The main conditions are that either firm plans exist for future drilling in the license or a development decision is planned in the near future. Impairment of unsuccessful wells is reversed, as applicable, to the extent that the events or circumstances that triggered the original impairment have changed.
Expenditures to drill and equip exploratory wells that find proved reserves are capitalised and depreciated using the unit of production method based on proved developed reserves expected to be recovered from the well. Development expenditure on the construction, installation or completion of infrastructure facilities such as platforms, pipelines and the drilling of development wells are capitalised as producing oil and gas properties and are depreciated using the unit of production method based on proved developed reserves expected to be recovered from the area during the concession or contract period. Capitalised acquisition cost of proved properties is depreciated using the unit of production method based on total proved reserves. Pre-production cost is expensed as incurred.

Employee benefits
Wages, salaries, bonuses, social security contributions, paid annual leave and sick leave are accrued in the period in which the associated services are rendered by employees of the Group.
Pensions
The Company and certain of its subsidiaries have pension plans for employees that either provide a defined pension benefit upon retirement, or a pension dependent on defined contributions. For defined benefit schemes, the benefit to be received by employees generally depends on many factors including length of service, retirement date and future salary increases.
The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their services in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date reflecting the maturity dates approximating to the terms of the Group’s obligations. The calculation is performed by a qualified actuary.
The interest element of the defined benefit cost represents the change in present value of scheme obligations resulting from the passage of time, and is determined by applying the discount rate to the opening present value of the benefit obligation, taking into account material changes in the obligation during the year. The expected return on plan assets is based on an assessment made at the beginning of the year of long-term market returns on scheme assets, adjusted for the effect on the fair value of plan assets of contributions received and benefits paid during the year. The difference between the expected return on plan assets and the interest cost is recognised in the income statement as operating expenses.
Actuarial gains and losses are recognised in full in the group statement of recognised income and expense in the period in which they occur.
Defined contribution plans (plans where the Company’s obligation is to contribute a defined amount to the employee) are allocated to net income in the period the employee has rendered the service.

Share-based payments
Employees have the opportunity to buy shares in Statoil ASA annually up to a ceiling of 5 per cent of their gross salary. For shares held for at least two calendar years, employees receive one bonus share for every share purchased.
The cost of equity-settled transactions with employees is measured by reference to the estimated fair value at the date at which they are granted and is recognised as an expense over the vesting period of two years.

Research and development
The Group undertakes research and development both on a funded basis for licence holders, and unfunded projects at its own risk. The Group’s share of the licence holders funding and the total costs of the unfunded projects are development costs that are considered for capitalisation.
Development costs which are expected to generate probable future economic benefits and meet all other relevant criteria are capitalised as intangible assets. All other research and development expenditure is expensed as incurred.

Property, plant and equipment
Property, plant and equipment is stated at cost, less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of any decommissioning obligation, if any, and, for qualifying assets, borrowing costs.
Exchanges of assets are measured at the fair value of the asset given up unless the exchange transaction lacks commercial substance or the fair value of neither the asset received nor the asset given up is reliably measurable.
Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets, inspection costs and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will flow to the Group, the expenditure is capitalised. Inspection and overhaul costs associated with major maintenance programs are capitalised and amortised over the period to the next inspection. All other maintenance costs are expensed as incurred.
Depreciation of production installations and field-dedicated transport systems for oil and gas is calculated using the unit of production method based on based on proved developed reserves expected to be recovered from the area during the concession or contract period. Ordinary depreciation of other assets and of transport systems used by several fields is calculated on the basis of their economic life expectancy, using the straight-line method. Straight-line depreciation is based on the estimated useful lives. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately. For exploration and production (E&P) assets the Group has established separate depreciation categories for platforms, pipelines, and wells as a minimum.
The expected useful lives of property, plant and equipment are reviewed on an annual basis and changes in useful lives are accounted for prospectively. An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognised.

Intangible assets
Intangible assets are stated at cost, less accumulated amortisation and accumulated impairment losses. Intangible assets include expenditure on the exploration for and evaluation of oil and natural gas resources and other intangible assets. Intangible assets acquired separately from a business are carried initially at cost. An intangible asset acquired as part of a business combination is recognised separately from goodwill at its fair value if the asset is separable or arises from contractual or other legal rights and its fair value can be measured reliably.
Intangible assets relating to expenditure on the exploration for and evaluation of oil and natural gas resources are not amortised. These assets are subject to annual impairment testing and are reclassified to property, plant and equipment when the decision to develop a particular area is made. Other intangible assets (which comprise contractual rights and franchise agreements) are amortised on a straight-line basis over their expected useful lives. The expected useful lives of the assets are reviewed on an annual basis and changes in useful lives are accounted for prospectively.

Leases
Leases in terms of which the Group assumes substantially all the risks and rewards of the ownership are recorded as finance leases within property, plant and equipment and loans and borrowings. All other leases are classified as operating leases and the costs are charged to income as incurred.
Assets recorded under finance leases are stated at an amount equal to the lower of fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and any impairment losses.  Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Financial assets
Financial assets are classified as financial investments at fair value through profit or loss; loans and receivables; or as available-for-sale (AFS) financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition.
Non-current financial investments comprise unlisted securities, commercial papers, bonds and listed securities.  Unlisted securities are classified as AFS. Commercial papers, bonds and listed securities are held by the Group insurance company which is required to comply with specific regulations for capital retention. Consequently the assets held under such regulations are not available for alternative use by the Group and have been classified as non-current financial investments at fair value through profit or loss.
Non-current trade and other receivables comprise long term interest bearing receivables and are classified as loans and receivables.
Current financial investments comprise short-term investments and are classified as fair value through profit or loss.
Trade and other receivables are classified as loans and receivables.
Financial investments at fair value through profit or loss are assets classified as held for trading and other assets designated at inception. Assets are carried on the balance sheet at fair value with gains or losses recognised in the income statement.
Loans and receivables are carried at amortised cost using the effective interest method if the time value of money is significant. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process. Trade and other receivables are carried at the original invoice amount, less an allowance made for doubtful receivables. Provision is made when there is objective evidence that the Group will be unable to recover balances in full. Balances are written off when the probability of recovery is assessed as being remote.
Available-for-sale financial assets are carried on the balance sheet at fair value, with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.
Cash and cash equivalents comprise cash in hand; current balances with banks and similar institutions; and short-term highly liquid investments that are readily convertible to known amounts of cash and have a maturity of three months or less from the date of acquisition.

Financial liabilities
Interest-bearing loans and borrowings are initially recognised at cost. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses arising on the repurchase, settlement or cancellation of liabilities are recognised respectively in interest income and other financial items and interest and other finance expenses.
Trade and other payables are carried at payment or settlement amounts. Where the time value of money is material, payables are carried at amortised cost.

Derivative financial instruments and hedge accounting
The Group uses derivative financial instruments to manage certain exposures to fluctuations in foreign currency exchange rates, interest rates and commodity prices. From 1 January 2005, such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.
Contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments, as if the contracts were financial instruments, with the exception of contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Group’s expected purchase, sale or usage requirements, are accounted for as financial instruments.
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value. Contracts are assessed for embedded derivatives when the Group becomes a party to them, including at the date of a business combination. These embedded derivatives are measured at fair value at each period end. Any gains or losses arising from changes in fair value are recognised in profit or loss for the period.
For those derivatives designated as hedges and where hedge accounting is to be applied, the hedging relationship is documented at its inception. This documentation identifies the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how effectiveness will be assessed throughout its duration. Such hedges are expected at inception to be highly effective. For the purpose of hedge accounting, hedges are classified as: fair value hedges when hedging the exposure to changes in the fair value of a recognised asset or liability; or cash flow hedges when hedging exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability.
The treatment of gains and losses arising from revaluing derivatives designated as hedging instruments depends on the nature of the hedging relationship, as follows:
Fair value hedges: For fair value hedges, the carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged; the derivative is re-measured at fair value and gains and losses from both are taken to profit or loss being recorded in the same line. For hedged items carried at amortised cost, the adjustment is amortised through the income statement such that it is fully amortised by maturity. When an unrecognised firm commitment is designated as a hedged item, this gives rise to an asset or liability in the balance sheet, representing the cumulative change in the fair value of the firm commitment attributable to the hedged risk. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation.
Cash flow hedges: For cash flow hedges, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in profit or loss as a finance income or cost. Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when a forecast sale or purchase occurs, and are recognised in either revenue or cost of goods sold. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, the hedged transaction ceases to be highly probable, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs and are transferred to the income statement or to the initial carrying amount of a non-financial asset or liability as above. If a forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to profit or loss.

Measurement of fair values
The fair values of quoted financial assets and liabilities are determined by reference to bid and ask prices respectively, at the close of business on the balance sheet date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s-length market transactions; reference to other instruments that are substantially the same; discounted cash flow analysis; and pricing models. If fair value cannot be determined reliably, assets and liabilities are carried at cost.

Taxation
Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.
Current tax is the expected tax payable on the taxable income for the year and any adjustment to tax payable in respect of previous years. Uncertain tax positions and potential tax exposures are analysed individually and the best estimate of the probable amount for liabilities and virtually certain amount for assets to be paid or received in each case is recognised within current tax or deferred tax as appropriate.
Deferred tax is provided using the balance sheet liability method. Deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax bases, subject to the initial recognition exemption. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.
A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. However, the existence of unused tax losses is strong evidence that future taxable profits may not be available. In order to recognise a deferred tax asset based on future taxable profits, convincing evidence is required taking into account the existence of contracts, production of oil or gas in the near future based on volumes of proved reserves, observable prices in active markets, expected volatility of trading profits and similar facts and circumstances.
A special petroleum tax is levied on profits derived from petroleum production and pipeline transportation on the Norwegian Continental Shelf (NCS). The special petroleum tax is currently levied at a rate of 50 per cent. The special tax is applied to relevant income in addition to the standard 28 per cent income tax, resulting in a 78 per cent marginal tax rate on income subject to petroleum tax. The basis for computing the special petroleum tax is the same as for income subject to ordinary corporate income tax, except that onshore losses are not deductible against the special petroleum tax, and a tax-free allowance, or uplift, is granted at a rate of 7.5 per cent per year. The uplift is computed on the basis of the original capitalised cost of offshore production installations. The uplift may be deducted from taxable income for a period of four years, starting in the year in which the capital expenditures are incurred. Uplift benefit is recorded when the deduction is included in the current year tax return and impacts taxes payable. Unused uplift may be carried forward indefinitely.

Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is determined by the first-in first-out method and comprises direct purchase costs, cost of production, transportation and manufacturing expenses.

Provisions
Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as other finance expenses.
Possible assets arising from past events that will only be confirmed by future uncertain events are not recognised, but are disclosed when an inflow of economic benefits is probable.

Decommissioning and asset retirement obligations
Liabilities for decommissioning costs are recognised when the Group has an obligation to dismantle and remove a facility or an item of property, plant and equipment and to restore the site on which it is located, and when a reasonable estimate of that liability can be made. Estimated costs are based on current requirements. Normally an obligation arises for a new facility, such as oil and natural gas production or transportation facilities, on construction or installation. An obligation for decommissioning may also crystallise during the period of operation of a facility through a change in legislation or through a decision to terminate operations. At the time of the obligating event, a decommissioning liability is recognised. The amount recognised is the present value of the estimated future expenditure determined in accordance with local conditions and requirements. Calculation of this amount requires judgment to be applied to identify which costs will be necessary, how much these will be, and the identification of discount rate to be used. Refining and processing plants that are not limited by an expected license period have indefinite lives and therefore there is no measurable asset retirement obligation to be recorded. For retail outlets, decommissioning provisions are estimated on a portfolio basis.
When a liability for decommissioning cost is recognised, a corresponding amount is recorded to increase the related property, plant and equipment. This is subsequently depreciated as part of the costs of the facility or item of property, plant and equipment.
Any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the corresponding property, plant and equipment.

Impairment
Intangible assets and property, plant and equipment
The Group assesses assets or groups of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Individual assets are grouped based on separately identifiable and largely independent cash flows. Normally, separate cash-generating units are individual oil and gas fields. Property, plant and equipment are grouped by location.
If assets are determined to be impaired, the carrying amounts of those assets are written down to recoverable amount which is the higher of fair value less costs to sell and value in use.
Impairments are reversed as applicable to the extent that the events or circumstances that triggered the original impairment have changed.
Goodwill
Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. At the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination’s synergies.
Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised, firstly against goodwill and then pro-rata to the other assets of that unit. Impairments of goodwill are not reversed in future periods.
Financial assets
The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.
Assets carried at amortised cost: If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the carrying amount of the asset is reduced. Any subsequent reversal of an impairment loss is recognised in the income statement.
Available-for-sale financial assets: If an available-for-sale asset is impaired (significant or prolonged decline), the difference between cost and fair value is transferred from equity to the income statement. Impairments of debt instruments are reversed to the income statement as applicable. Impairments of equity instruments classified as available-for-sale are not reversed.

Key accounting estimates and significant judgments
The consolidated financial statements are prepared in accordance with accounting principles generally accepted under IFRS which require that management make estimates and assumptions.
The matters described below are considered to be the most important in understanding the judgments that are involved in preparing these statements and the uncertainties that could most significantly impact the amounts reported on the results of operations, financial position and cash flows.

Proved oil and gas reserves. Oil and gas reserves have been estimated by internal experts in accordance with industry standards. An independent third party has evaluated Statoil’s proved reserves estimates, and the results of such evaluation do not differ materially from management estimates. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements but not on escalations based upon future conditions.
Proved reserves are used when calculating the unit of production rates used for depreciation, depletion, and amortisation. Reserve estimates are also used when testing upstream assets for impairment. Future changes in proved oil and gas reserves, for instance as a result of changes in prices, could have a material impact on unit of production rates used for depreciation and amortisation and for decommissioning and removal provisions, as well as for the impairment testing of upstream assets, which could have a material adverse effect on operating income as a result of increased deprecation and amortisation or impairment charges.

Exploration and leasehold acquisition costs.The Group accounting policy is to capitalise the costs of drilling exploratory wells pending determination of whether the wells have found proved oil and gas reserves. The Group also capitalise leasehold acquisition costs and signature bonuses paid to obtain access to undeveloped oil and gas acreage. Judgments on whether these expenditures should remain capitalised or expensed in the period may materially affect the operating income for the period.
Unproved oil and gas properties are assessed quarterly and unsuccessful wells are expensed. Exploratory wells that have found reserves, but classification of those reserves as proved depends on whether a major capital expenditure can be justified, may remain capitalised for more than one year. The main conditions are that either firm plans exist for future drilling in the license or a development decision is planned in the near future.

Impairment/reversal of impairment. The Group has significant investments in long-lived assets such as property, plant and equipment and intangible assets, and changes in expectations of future value from individual assets may result in some assets being impaired, with the book value being written down to estimated fair value. Impairments should be reversed if the conditions for impairment are no longer present. Making judgments of whether an asset is impaired or not, and if an impairment should be reversed, are complex decisions that rest on a high degree of judgment and to a large extent on key assumptions.
Complexity is related to the modelling of relevant future cash flows, to the determination of the extent of the asset for which impairment is to be measured, to consistent application throughout the Group of relevant assumptions, and to establishing a fair value of the asset in question.
Impairment testing requires long-term assumptions to be made concerning a number of often volatile economic factors such as future market prices, currency exchange rates and future output, discount rates and political and country risk among others, in order to establish relevant future cash flows. Long-term assumptions for major factors are made at group level, and there is a high degree of reasoned judgment involved in establishing these assumptions, in determining other relevant factors such as forward price curves, in estimating production outputs, and in determining the ultimate termination value of an asset. Likewise, establishing a fair value of the asset, when required, will require a high degree of judgment in many cases where there is no ready third party market in which to obtain the fair value of the asset in question.

Decommissioning and removal liabilities. The Group has significant legal obligations to decommission and remove offshore installations at the end of the production period. Legal obligations associated with the retirement of non-current assets are recognised at their fair value at the time the obligations are incurred. Upon initial recognition of a liability, that cost is capitalised as part of the related non-current asset and allocated to expense over the useful life of the asset.
It is difficult to estimate the costs of these decommissioning and removal activities, which are based on current regulations and technology. Most of the removal activities are many years into the future and the removal technology and costs are constantly changing. The estimates include, among others, cost assumptions relating to removal complexity, rigs, marine operations and heavy lift vessels. As a result, the initial recognition of the liability and the capitalised cost associated with decommissioning and removal obligations, and the subsequent adjustment of these balance sheet items, involve the application of significant judgment.

Employee retirement plans. When estimating the present value of defined pension benefit obligations that represent a gross long-term liability in the consolidated balance sheet, and indirectly, the period’s net pension expense in the consolidated statement of profit and loss, management make a number of critical assumptions affecting these estimates. Most notably, assumptions made on the discount rate to be applied to future benefit payments, the expected return on plan assets and the annual rate of compensation increase have a direct and material impact on the amounts presented. Significant changes in these assumptions between periods can have a material effect on the accounts.

Derivative financial instruments and hedging activities. The Group recognises all derivatives on the balance sheet at fair value. Changes in fair value of derivatives that do not qualify as hedges are included in income, whereas changes in fair value of derivatives that do qualify as hedges are deferred in the balance sheet and are taken to income in future periods.
The application of hedge accounting requires extensive judgment and the choice of designation of individual contracts as qualifying hedges can impact the timing of recognition of gains and losses associated with the derivative contracts, which may or may not correspond to changes in the fair value of our corresponding physical positions, contracts and anticipated transactions, which are not recorded at market value. Establishment of  currency swaps in other than functional currency in the Group’s debt portfolio to match expected underlying cash flows may result in gains or losses in the income statement as hedge accounting is not allowed, even if the associated economical risk of the transactions is considered.
When not directly observable in the market or available through broker quotes, the fair value of derivative contracts must be computed internally based on internal assumptions as well as directly observable market information, including forward and yield curves for commodities, currencies and interest. Changes in internal assumptions and forward curves could have material effects on the internally computed fair value of derivative contracts, particularly long-term contracts, resulting in corresponding income or loss in the income statement.

Income tax. The Group annually incurs significant amounts of income taxes payable to various jurisdictions around the world, and also recognises significant changes to deferred tax assets and deferred tax liabilities, all of which are based on management’s interpretations of applicable laws, regulations and relevant court decisions. The quality of these estimates is highly dependent upon management’s ability to properly apply at times very complex sets of rules, to recognise changes in applicable rules and, in the case of deferred tax assets, management’s ability to project future earnings from activities that may apply loss carry forward positions against future income taxes.

APPENDIX 2 – IFRS 1 EXEMPTIONS AND ELECTIONS APPLIED AND IAS 1 PRESENTATION
The Group applied IFRS 1, First-time Adoption of International Financial Reporting Standards in making the transition to IFRS, with 1 January 2006 as the date of transition to IFRS. IFRS 1 requires that all IFRS standards and interpretations that are expected to be effective for the first IFRS consolidated financial statements for the year ended 31 December 2007, be applied consistently and retrospectively for all fiscal years presented. However, this standard provides exemptions and exceptions to this general requirement in specific cases. The Group has chosen to apply the following exemptions:

Business Combinations
Business combinations that occurred before 1 January 2006, were not restated retrospectively in accordance with IFRS 3, Business Combinations. Within the limits imposed by IFRS 1, the carrying amounts of assets acquired and liabilities assumed as part of past business combinations as well as the amounts of goodwill that arose from such transactions as they were determined under US GAAP, are considered their deemed cost under IFRS at the date of transition.

Cumulative currency translation differences
Cumulative currency translation differences as of 1 January 2006, arising from translation into NOK of the financial statements of foreign operations whose functional currency is not the NOK were reset to zero. Accordingly, the cumulative translation differences were included in Retained earnings in the IFRS opening balance sheet. In the case of subsequent disposal of an entity concerned, no amount of currency translation difference relating to the time prior to the translation date will be included in the determination of the gain or loss on disposal of such entity.

Decommissioning liabilities included in the cost of property, plant and equipment
IFRIC 1 Changes in Existing Decommissioning Restoration and Similar Liabilities requires changes in a decommissioning liability to be added or deducted from the cost of the asset to which it relates.  IFRS 1 allows a first time adopter to not comply with this requirement for changes in such liabilities that occurred before the date of transition to IFRS.  The Group has used this exemption and has measured the liability at the date of transition in accordance with IAS 37, estimated the amount that would have been included in the asset, and calculated the accumulated depreciation on that amount, on the basis of the current estimate of the useful life of the asset.

Changes in presentation of the consolidated financial statements
The presentation of the consolidated financial statements has been modified to comply with the requirements of IAS 1, Presentation of Financial Statements. As a result of applying the new option provided by IAS 19 to recognise actuarial gains and losses directly in equity, consolidated statements of income and expense recognised in equity have been included. Under IFRS minority interests are presented within equity.

APPENDIX 3 – CONSOLIDATED FINANCIAL STATEMENTS 2006 IFRS
Consolidated income statement

(in NOK million)	2006

Revenues	431 757
Net income/(loss) from equity accounted investments	408
Other income	1 801

TOTAL REVENUES AND OTHER INCOME	433 966

Cost of goods sold	(245 492)
Operating expenses	(33 653)
Selling, general and administrative expenses	(8 486)
Depreciation, amortisation and impairment	(21 714)
Exploration expenses	(5 664)

TOTAL OPERATING EXPENSES	(315 009)

NET OPERATING INCOME	118 957

Net foreign exchange gains and losses	3 285
Interest income and other financial items	2 882
Interest and other finance expenses	(2 370)

Net financial items	3 797

INCOME BEFORE TAX	122 754

Income tax	(81 889)

NET INCOME	40 865

Attributable to:
Equity holders of the parent company	40 135
Minority interest	730

40 865

Earnings per share for income attributable to the equity holders of the company - basic and diluted	18.57

Consolidated balance sheets at 31 December 2006 and 1 January 2006 (transition date)

(in NOK million)	31 Dec 2006	1 Jan 2006

ASSETS
Non-current assets
Property, plant and equipment	185 875	167 847
Intangible assets	21 330	16 427
Equity accounted investments	6 824	6 364
Deferred tax assets	375	372
Pension assets	1 113	2 114
Non-current financial investments	13 566	13 409
Derivative financial instruments	450	835
Non-current financial receivables	3 541	4 153

Total non-current assets	233 074	211 521

Current assets
Inventories	14 371	11 455
Trade and other receivables	47 106	47 837
Derivative financial instruments	16 997	9 028
Current financial investments	1 031	6 841
Cash and cash equivalents	7 367	7 025

Total current assets	86 872	82 186

TOTAL ASSETS	319 946	293 707

EQUITY AND LIABILITIES
Equity
Share capital	5 415	5 474
Treasury shares	(54)	(60)
Additional paid-in capital	37 366	37 305
Additional paid-in capital related to treasury shares	(3 605)	(96)
Retained earnings	87 483	65 983
Other reserves:
Available for sale financial assets	264	694
Currency translation adjustments	(1 926)	-

Total shareholders' equity	124 943	109 300

Minority interest	1 574	1 592

Total equity	126 517	110 892

Non-current liabilities
Non-current financial liabilities	29 966	32 222
Derivative financial instruments	66	113
Deferred tax liabilities	47 726	43 325
Pension liabilities	7 394	6 220
Non-current provisions	28 161	22 254

Total non-current liabilities	113 313	104 134

Current liabilities
Trade and other payables	41 213	42 931
Income taxes payable	30 219	29 750
Current financial liabilities	5 515	1 529
Derivative financial instruments	3 169	4 471

Total current liabilities	80 116	78 681

Total liabilities	193 429	182 815

TOTAL EQUITY AND LIABILITIES	319 946	293 707

Consolidated statement of recognised income and expense

(in NOK million)	2006

Foreign currency translation differences	(1 926)
Actuarial gains (losses) retirement benefit plans	(2 929)
Change in fair value of available-for-sale financial assets	(677)
Income tax on income and expense recognised directly in equity	2 294

Income and expense recognised directly in equity	(3 238)

Net income for the period	40 865

Total recognised income and expense for the period	37 627

Attributable to :
Equity holders of the parent company	36 897
Minority interests	730

Total recognised income and expense for the period	37 627

APPENDIX 4 - RESTATEMENT OF THE BALANCE SHEETS AT 1 JANUARY 2006 AND 31 DECEMBER 2006
Consolidated balance sheets at 1 January 2006 (transition date) and 31 December 2006
The following is the detailed restatement of 1 January 2006 balance sheet items under IFRS:

US GAAP on IFRS format	Transition		IAS 39	IAS 19	IAS 2	IAS 37	IAS 12		IFRS
(in NOK million)	1 Jan 2006	Reclassifications	Financial instruments	Pensions	Inventory	ARO	Deferred tax adj.	Other differences	1 Jan 2006

ASSETS
Non-current assets
Property, plant and equipment	180 669	(12 946)				(233)		357	167 847
Intangible assets	2 130	14 101						196	16 427
Equity accounted investments	6 624	(260)							6 364
Deferred tax assets	4 105	(3 733)							372
Pension assets	5 796			(3 682)					2 114
Non-current financial investments	11 442	31						1 936	13 409
Derivative financial instruments	-	835							835
Non-current financial receivables	4 080	73							4 153

Total non-current assets	214 846	(1 899)	-	(3 682)	-	(233)	-	2 489	211 521

Current assets
Inventories	8 369	266			2 820				11 455
Trade and Other receivables	49 118	(1 281)							47 837
Derivative financial instruments	2 780	(531)	6 779						9 028
Current financial investments	6 841								6 841
Cash and cash equivalents	7 025								7 025

Total current assets	74 133	(1 546)	6 779	-	2 820	-	-	-	82 186

TOTAL ASSETS	288 979	(3 445)	6 779	(3 682)	2 820	(233)	-	2 489	293 707

EQUITY AND LIABILITIES
Equity
Share capital	5 474								5 474
Treasury shares	(60)								(60)
Additional paid-in capital	37 305								37 305
Additional paid-in capital related to treasury shares	(96)								(96)
Retained earnings	65 136	(1 115)	6 453	(5 338)	2 820	(233)	(3 767)	2 027	65 983
Available for sale financial assets								694	694
Currency translation adjustments	(1 115)	1 115							0

Total shareholders' equity	106 644	-	6 453	(5 338)	2 820	(233)	(3 767)	2 721	109 300

Minority interest	1 492							100	1 592

Total equity	108 136	-	6 453	(5 338)	2 820	(233)	(3 767)	2 821	110 892

Non-current liabilities
Non-current financial liabilities	32 564	105	(447)						32 222
Derivative financial instruments	-	113							113
Deferred tax liabilities	43 314	(3 756)					3 767		43 325
Pension liabilities	4 564			1 656					6 220
Non-current provisions	22 806	45	(265)					(332)	22 254

Total non-current liabilities	103 248	(3 493)	(712)	1 656	-	-	3 767	(332)	104 134

Current liabilities
Trade and other payables	43 072	(141)							42 931
Income taxes payable	29 752	(2)							29 750
Current financial liabilities	1 529								1 529
Derivative financial instruments	3 242	191	1 038						4 471

Total current liabilities	77 595	48	1 038	-	-	-	-	-	78 681

Total liabilities	180 843	(3 445)	326	1 656	-	-	3 767	(332)	182 815

TOTAL EQUITY AND LIABILITIES	288 979	(3 445)	6 779	(3 682)	2 820	(233)	-	2 489	293 707

The following is the detailed restatement of 31 December 2006 balance sheet items under IFRS:

US GAAP on IFRS format	Transition		IAS 39	IAS 19	IAS 2	IAS 37	IAS 12		IFRS
(in NOK million)	31 Dec 2006	Reclassifications	Financial instruments	Pensions	Inventory	ARO	Tax on differences	Other diff-erences	31 Dec 2006

ASSETS
Non-current assets
Property, plant and equipment	209 601	(20 647)				(2 973)		(106)	185 875
Intangible assets	1 837	21 102					(1 790)	181	21 330
Equity accounted investments	7 299	(475)							6 824
Deferred tax assets	2 251	(1 876)							375
Pension assets	3 314			(2 201)					1 113
Non-current financial investments	12 420							1 146	13 566
Derivative financial instruments	-	450							450
Non-current financial receivables	3 541								3 541

Total non-current assets	240 263	(1 446)	-	(2 201)	-	(2 973)	(1 790)	1 221	233 074

Current assets
Inventories	11 872				2 499				14 371
Trade and Other receivables	47 106								47 106
Derivative financial instruments	7 829	1 552	7 616						16 997
Current financial investments	1 031								1 031
Cash and cash equivalents	7 367								7 367

Total current assets	75 205	1 552	7 616	-	2 499	-	-	-	86 872

TOTAL ASSETS	315 468	106	7 616	(2 201)	2 499	(2 973)	(1 790)	1 221	319 946

EQUITY AND LIABILITIES
Equity
Share capital	5 415								5 415
Treasury shares	(54)								(54)
Additional paid-in capital	37 366								37 366
Additional paid-in capital related to treasury shares	(3 605)								(3 605)
Retained earnings	86 116	(1 168)	8 162	(2 720)	2 499	(47)	(6 465)	1 106	87 483
Available-for-sale financial assets	113							151	264
Currency translation adjustments	(3 123)	1 168						29	(1 926)

Total shareholders' equity	122 228	-	8 162	(2 720)	2 499	(47)	(6 465)	1 286	124 943

Minority interest	1 465							109	1 574

Total equity	123 693	-	8 162	(2 720)	2 499	(47)	(6 465)	1 395	126 517

Non-current liabilities
Non-current financial liabilities	30 271		(305)						29 966
Derivative financial instruments	-	66							66
Deferred tax liabilities	44 987	(1 936)					4 675		47 726
Pension liabilities	6 875			519					7 394
Non-current provisions	31 836	40	(241)			(2 926)		(548)	28 161

Total non-current liabilities	113 969	(1 830)	(546)	519	-	(2 926)	4 675	(548)	113 313

Current liabilities
Trade and other payables	40 839							374	41 213
Income taxes payable	30 219								30 219
Current financial liabilities	5 515								5 515
Derivative financial instruments	1 233	1 936							3 169

Total current liabilities	77 806	1 936	-	-	-	-	-	374	80 116

Total liabilities	191 775	106	(546)	519	-	(2 926)	4 675	(174)	193 429

TOTAL EQUITY AND LIABILITIES	315 468	106	7 616	(2 201)	2 499	(2 973)	(1 790)	1 221	319 946

Description of primary changes
Primary changes in accounting policy, required by the implementation of IFRS, are summarised below:

Adjustments
1.  Derivative financial instruments and hedge accounting
The Group is party to a number of contractual agreements, such as earn-out agreements and long-term sales agreements, which are linked to underlying indices. These agreements are not accounted for as fair value derivatives under US GAAP due to specific exemption rules in FAS 133 and related interpretations, whereas certain agreements are accounted for as fair value derivatives under IFRS. This treatment under IFRS requires that the contracts are carried at fair value in the balance sheet, with changes in fair value being recorded in the income statement.
Both US GAAP and IFRS allow hedge accounting to be used when specific criteria are met. There are differences in certain of these criteria between US GAAP and IFRS and as a result, certain hedging transactions that can be hedge accounted under US GAAP, do not qualify for hedge accounting under IFRS, and vice versa.
Under US GAAP a number of fair value hedges are accounted for using the short-cut method meaning that any ineffectiveness is not recognised in the income statement. The same items and instruments are also accounted for as fair value hedges under IFRS, which requires that any ineffectiveness is calculated and recorded in the income statement, resulting in a GAAP difference.
In accordance with specific FAS 133 transition provisions, one hedging relationship involving part of a bond hedged with cross currency interest rate swaps is accounted for as a hedge relationship under US GAAP. Due to the specifics of this particular relationship and lack of similar transition provisions, hedge accounting is not permissible under IFRS. Consequently, the bond is carried at amortised cost while the associated interest rate swaps are carried at fair value with changes being reported in the income statement.
The effect of the above combined adjustments is to increase derivative financial instruments (current assets) by NOK 6.8 billion at 1 January 2006 and by NOK 7.6 billion at 31 December 2006, increase derivative financial instruments (current liabilities) by NOK 1.0 billion at 1 January 2006, reduce derivative financial instruments (non-current liabilities) by NOK 0.4 billion at 1 January 2006 and by NOK 0.3 billion at 31 December 2006, reduce non-current provisions by NOK 0.3 billion at 1 January 2006 and by NOK 0.2 billion at 31 December 2006, and to increase Sales by NOK 1.9 billion and to decrease Net financial items by NOK 0.1 billion for the year ended 31 December 2006.

2. Pensions
The Group IFRS accounting policy is to recognise actuarial gains and losses in respect of the Group’s pension and post-retirement benefit plans directly to equity via the consolidated statement of recognised income and expense. Under US GAAP (applicable until 31 December, 2006), actuarial gains and losses are deferred and recognised in future periods. Therefore a GAAP difference exists at 1 January 2006, 31 March 2006, 30 June 2006, and 30 September 2006.
During the fourth quarter of 2006, a new US GAAP standard was issued that requires cumulative actuarial gains and losses to be recognised in full in the 31 December 2006 balance sheet, with a corresponding adjustment to equity.
At 31 December 2006, there continue to be GAAP differences. Under US GAAP the equity adjustment relating to actuarial gains and losses will be reversed in future periods applying the corridor approach and recorded to the income statement, whereas under IFRS this entry is not allowed.
A remaining GAAP difference also exists in relation to the discount rate applied to the Group’s pension liabilities and service costs. Under US GAAP, discount rates are set by reference to high-quality corporate bonds. IFRS specifically requires the use of government bonds in countries where there is no deep market in high-quality corporate bonds, which is the case in Norway and Sweden. As a result, the IFRS discount rates were lower than the US GAAP discount rates applied in the period, resulting in a higher pension liability being recorded.
The effect is to reduce Pension assets by NOK 3.7 billion and increase Pension liabilities by NOK 1.7 billion at 1 January 2006, and reduce Pension assets by NOK 2.2 billion and increase Pension liabilities by NOK 0.5 billion at 31 December 2006.

3.  Inventory - application of the FIFO cost method instead of LIFO
Under the Group’s US GAAP policy, the cost of inventories is measured using the last-in first-out (LIFO) method. Under IFRS, inventory cost is measured on the basis of the first-in first-out (FIFO) formula. The effect is to increase Inventories by NOK 2.8 billion at 1 January 2006, by NOK 2.5 billion at 31 December 2006 and to increase Cost of Goods sold by NOK 0.3 billion for the year ended 31 December 2006.

4. Asset retirement obligations (ARO)
For both US GAAP and IFRS, the cost of property, plant, and equipment includes the estimated cost of dismantling and removing the asset and restoring the site to the extent that such cost is recognised as a provision. The provision is measured as the best estimate of future expense, discounted to today’s value using an appropriate discount rate.
Under US GAAP, the discount rate applied to an ARO obligation upon initial recognition is not changed throughout the life of the provision. For any addition to an ARO obligation, the latest discount rate is used, and then this is not revisited in future periods. Under IFRS, the discount rate applied to an ARO obligation is reviewed and updated each period.
The effect is to decrease Property, Plant and Equipment by NOK 0.2 billion at 1 January 2006, by NOK 3.0 billion at 31 December 2006, decrease Non-current provisions by zero at 1 January 2006, by NOK 2.9 billion at 31 December 2006, and to decrease Depreciation, amortisation, and impairment by NOK 0.2 billion for the year ended 31 December 2006.

5.  Deferred tax
Deferred tax adjustments arise from both specific GAAP differences and from tax effects of adjustments recognised upon conversion to IFRS.
Consequential deferred tax adjustments: Nearly all recognised IFRS conversion adjustments as discussed in this transition document have related effects on deferred taxes.
Functional currency different than taxable currency: Under US GAAP, no deferred tax is recognised for differences resulting from changes in exchange rates related to non-monetary assets and liabilities that are measured in the functional currency for accounting purposes, but have a different taxable currency. Under IFRS deferred tax is recognised for differences related to non-monetary assets and liabilities that are measured in the functional currency, but have a different taxable currency.
Tax on unrealised intra-group profits: Under US GAAP, deferred tax is recognised for differences arising from intra-group transactions using the seller’s tax rate. Under IFRS, deferred tax is recognised using the buyer’s tax rate.
Exemptions: Under US GAAP deferred taxes are provided on virtually all temporary differences. IFRS has an exemption from provisions to recognise deferred taxes on a transaction when the deferred tax assets/liabilities arise from the initial recognition of assets and liabilities which at the time of the transaction, affects neither accounting profit nor taxable profit.
The effect of the above combined adjustments is to increase deferred tax liabilities by NOK 3.8 billion at 1 January 2006 and by NOK 4.7 billion at 31 December 2006, decrease Intangible assets by NOK 1.8 billion at 31 December 2006, and to increase income tax expense by NOK 1.4 billion for the year ended 31 December 2006.

6. Other adjustments
Other adjustments comprise the following:

6.1 Adjustments to property, plant and equipment (PP&E)
The most significant adjustment to PP&E relates to significant periodic maintenance programs. Under the Group’s current US GAAP policy, the estimated costs of future major maintenance and inspections are accrued in advance. Under IFRS, the costs of major maintenance and inspection are included in the carrying amount of PP&E when incurred, and are depreciated over the period to the next major maintenance and inspection date.
The effect is to increase Property, Plant, and Equipment by NOK 0.4 billion at 1 January 2006 and by NOK 0.3 billion at 31 December 2006, to decrease Non-current provisions by NOK 0.3 billion at 1 January 2006 and by NOK 0.5 billion at 31 December 2006, and to decrease Total Operating expenses by NOK 67 million for the year ended 31 December 2006.
A difference also exists for ‘abnormal waste’. Under US GAAP, all costs in the construction phase are normally capitalised. Under IFRS, any costs that relate to abnormal waste are expensed.
The effect is to decrease Property, Plant, and Equipment by NOK 0.1 billion at 1 January 2006 and by NOK 0.4 billion at 31 December 2006, and to increase Total Operating expenses by NOK 0.3 billion for the year ended 31 December 2006.

6.2 Exchange of similar assets
In 2000 the Group swapped an ownership share in a processing plant to a third party, in exchange for receiving an ownership share in another processing plant. Under US GAAP standards applicable at that time, no gain or loss was recorded on this transaction. Under IFRS, a gain of NOK 0.9 billion was recorded, increasing Non-current financial investments by NOK 0.9 billion at both 1 January 2006 and 31 December 2006.

6.3 Available for sale financial asset
Under US GAAP, certain investments classified as available for sale financial assets are accounted for at cost due to lack of readily determinable fair values. Under IFRS, these investments are classified as available for sale financial assets and carried at estimated fair value in the balance sheet, with changes in fair value being recorded directly to equity.
The effect is to increase Non-current financial investments by NOK 1.0 billion at 1 January 2006 and by NOK 0.2 billion at 31 December 2006.

6.4 Reversal of impairment of exploration costs
Under US GAAP, certain exploration costs were expensed as impairment. Impairments are not reversed under US GAAP. Under IFRS, impairments are reversed, as applicable, to the extent that the events or circumstances that triggered the original impairment have changed.
The effect is to increase Intangible assets by NOK 0.2 billion at 1 January 2006 and at 31 December 2006.

6.5 Provisions
A decision was made and communicated in the fourth quarter of 2006 to implement a new business model, which included amendments and terminations of franchise agreements in Sweden.  At 31 December 2006, the criteria were not met to record a provision for US GAAP purposes. Under IFRS, a provision was made at 31 December 2006 as the Group had a constructive obligation.
The effect is to increase trade and other payables and selling, general and administration expenses by NOK 0.4 billion at 31 December 2006.

7 Reclassifications
Reclassifications comprise:

7.1 Re-inclusion of Discontinued Operations as Assets Held for Sale
Under US GAAP the Group has from January, 2006 classified its Irish downstream Retail and Commercial & Industrial business ("Statoil Ireland") as Held for sale in the balance sheet and as a discontinuing operation in the income statement for all periods presented, including comparative figures.
Under IFRS, disposal groups are classified as discontinued operations where they represent a major line of business or geographical area of operations. The Group has not classified Statoil Ireland as a discontinuing operation in the income statement as it does not represent a separate major line of business or geographical area.  Under IFRS, the classification as Held for sale in the balance sheet is not reclassified for periods before the assets become held for sale, whereas under US GAAP comparative figures are adjusted. The criteria for classification as held for sale were met in January 2006.
The balance sheet effect at 1 January 2006 is to increase Property, plant, and equipment  by NOK 0.8 billion, Equity accounted investments by NOK 99 million, Non-current financial investments by NOK 31 million, Non-current financial receivables by NOK 73 million, Inventories by NOK 0.3 billion, Trade and Other payables by NOK 0.1 billion, and Income taxes payable by NOK 2 million, and to decrease Trade and Other receivables by NOK 1.3 billion, Non-current financial liabilities by NOK 0.1 billion, Deferred tax liabilities by NOK 33 million, and Non-current provisions by NOK 5 million.
The income statement effect for 2006 is to increase Revenues by NOK 6.4 billion, Other income by NOK 0.6 billion, Cost of goods sold by NOK 5.6 billion, Operating expenses by NOK 69 million, Selling, general and administrative expenses by NOK 1.1 billion, Depreciation, amortisation, and impairment  by NOK 11 million, Interest and other financial expenses by NOK 25 million, Income taxes by NOK 0.1 billion and to decrease Net income / loss affiliates by NOK 2 million and Net foreign exchange gains and losses by NOK 1 million. The total effect is an increase in Net operating income of NOK 0.2 billion, an increase in Income before income taxes of NOK 0.1 billion and no change to Net income.

7.2 Gross versus net presentation of derivative assets and liabilities
Under US GAAP the Group has applied certain options to present derivative assets and derivative liabilities on a net basis. When there is an underlying agreement to offset, but there was no initial intention to do so, derivatives have been reclassified to show gross amounts under IFRS.
The effect is to increase Derivative financial instruments (total current and non-current assets and liabilities) by NOK 0.3 billion at 1 January 2006 and by NOK 2.0 billion at 31 December 2006.

7.3 Derivatives designated as hedging instruments
Under US GAAP, the fair value of derivatives designated as hedging instruments has been classified as current, in line with the classification of the Group's other derivatives. Under IFRS the non-current portion of the fair value of derivatives designated as hedging instruments has been classified as non-current assets and liabilities. The effect is to increase non-current Derivative financial instruments, assets and liabilities respectively, by NOK 0.8 billion and NOK 0.1 billion at 1 January 2006, and by NOK 0.5 billion and NOK 0.1 billion at 31 December 2006, and to decrease current Derivative financial instruments, assets and liabilities respectively, by the same amounts.

7.4 Investments accounted for using the equity method - Aldbrough
Under US GAAP, the Group proportionally consolidated joint ventures and undivided interests held in the Oil & Gas segment, but used equity method for all joint ventures in other segments. Under IFRS, all joint ventures and undivided interests have been proportionately consolidated.
The 1 January 2006 effect is to increase Property, plant, and equipment  by NOK 0.3 billion, decrease Equity accounted investments by NOK 0.4 billion, decrease Deferred tax liabilities by NOK 56 million, and increase Non-current provisions by NOK 40 million.
The 31 December 2006 effect is to increase Property, plant, and equipment  by NOK 0.5 billion, decrease Equity accounted investments by NOK 0.5 billion, decrease Deferred tax liabilities by NOK 60 million, and increase Non-current provisions by NOK 40 million.

7.5 Capitalised costs before the development phase
Under US GAAP, capitalised costs before the development phase were classified as Property, plant, and equipment.  Under IFRS, capitalised costs before the development phase were classified as Intangible assets.
The effect is to decrease Property, plant, and equipment and increase Intangible assets by NOK 14.1 billion and NOK 21.1 billion at 1 January 2006 and 31 December 2006 respectively.

7.6 Deferred tax assets and liabilities
Classification rules for deferred tax assets and liabilities are different under IFRS compared to US GAAP. Current deferred tax items have been reclassified to non-current assets and liabilities and total Deferred tax assets and Deferred tax liabilities have been decreased by NOK 3.7 billion and NOK 1.9 billion at 1 January 2006 and 31 December 2006, respectively.

7.7 Cumulative translation differences
IFRS 1 allows for cumulative currency translation differences to be set to zero at 1 January 2006. US GAAP has no equivalent to the transition arrangements of IFRS 1.
The effect is to transfer NOK 1.1 billion of currency translation differences from Other comprehensive income (US GAAP) to Retained earnings at 1 January 2006.

7.8 Accretion expense
Under both US GAAP and IFRS certain liabilities are recorded in the balance sheet at a discounted amount. These liabilities will increase each year due to the unwinding of the discount, as the liability becomes one year nearer. This increase (referred to as ‘accretion expense’) is reported as a cost in the income statement.
Under US GAAP, the accretion expense is recorded as an operating expense. Under IFRS, the accretion expense is recorded as a finance cost. The effect is to decrease Operating expenses by NOK 0.9 billion and to decrease Net financial items (net credit) by NOK 0.9 billion for the year ended 31 December 2006.

APPENDIX 5 - RESTATEMENT OF THE INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2006
Consolidated Income statement

The following is the detailed restatement of 2006 income statement under IFRS:

	US GAAP		IAS 39	IAS 2	IAS 12		IFRS
(in NOK million)	2006	Reclassifications	Financial instruments	Inventory	Deferred tax	Other differences	2006

Revenues	423 528	6 379	1 850				431 757
Net income (loss) from equity accounted investments	410	(2)					408
Other income	1 228	626				(53)	1 801

TOTAL REVENUES AND OTHER INCOME	425 166	7 003	1 850	-	-	(53)	433 966

Cost of goods sold	(239 544)	(5 627)		(321)			(245 492)
Operating expenses	(34 320)	838				(171)	(33 653)
Selling, general and administrative expenses	(6 990)	(1 126)				(370)	(8 486)
Depreciation, amortisation and impairment	(21 767)	(11)				64	(21 714)
Exploration expenses	(5 664)	-					(5 664)

TOTAL OPERATING EXPENSES	(308 285)	(5 926)	-	(321)	-	(477)	(315 009)

NET OPERATING INCOME	116 881	1 077	1 850	(321)	-	(530)	118 957

Net foreign exchange gains and losses	3 286						3 286
Interest income and other financial items	2 790					91	2 881
Interest and other finance expenses	(1 262)	(932)	(142)			(34)	(2 370)

Net financial items	4 814	(932)	(142)	-	-	57	3 797

INCOME BEFORE TAX	121 695	145	1 708	(321)	-	(473)	122 754

Income tax	(80 360)	(145)			(1 384)		(81 889)

NET INCOME	41 335	-	1 708	(321)	(1 384)	(473)	40 865

Attributable to:
Equity holders of the parent company	40 615	-	1 708	(321)	(1 384)	(483)	40 135
Minority interest	720					10	730

	41 335	-	1 708	(321)	(1 384)	(473)	40 865

Earnings per share for income attributable to the equity holders of the company - basic and diluted	18.79						18.57

See Appendix 4 for explanation of the adjustments.

APPENDIX 6 - RESTATEMENT OF THE QUARTERLY FINANCIAL STATEMENTS FOR 2006
Consolidated income statement for the quarter ended 31 March 2006

	US GAAP		IAS 39	IAS 2	IAS 12		IFRS
(in NOK million)	Q1 2006	Reclassifications	Financial instruments	Inventory	Deferred tax	Other differences	Q1 2006

Revenues	108 397	1 859	1 476				111 732
Net income (loss) from equity accounted investments	87	-					87
Other income	533	-				-	533

TOTAL REVENUES AND OTHER INCOME	109 017	1 859	1 476	-	-	-	112 352

Cost of goods sold	(61 142)	(1 613)		305			(62 450)
Operating expenses	(8 318)	204				26	(8 088)
Selling, general and administrative expenses	(2 123)	(215)					(2 338)
Depreciation, amortisation and impairment	(5 391)	-				(27)	(5 418)
Exploration expenses	(1 066)						(1 066)

TOTAL OPERATING EXPENSES	(78 040)	(1 624)	-	305	-	(1)	(79 360)

NET OPERATING INCOME	30 977	235	1 476	305	-	(1)	32 992

Net foreign exchange gains and losses	1 547						1 547
Interest income and other financial items	431					23	454
Interest and other finance expenses	(345)	(229)	(75)				(649)

Net financial items	1 633	(229)	(75)	-	-	23	1 352

INCOME BEFORE TAX	32 610	6	1 401	305	-	22	34 344

Income tax	(22 213)	(6)			(1 346)		(23 565)

NET INCOME	10 397	-	1 401	305	(1 346)	22	10 779

Attributable to:
Equity holders of the parent company	10 263	-	1 401	305	(1 346)	20	10 643
Minority interest	134					2	136

	10 397	-	1 401	305	(1 346)	22	10 779

Consolidated income statement for the quarter ended 30 June 2006

	US GAAP		IAS 39	IAS 2	IAS 12		IFRS
(in NOK million)	Q2 2006	Reclassifications	Financial instruments	Inventory	Deferred tax	Other differences	Q2 2006

Revenues	105 295	2 013	302				107 610
Net income (loss) from equity accounted investments	136	-					136
Other income	642	-				-	642

TOTAL REVENUES AND OTHER INCOME	106 073	2 013	302	-	-	-	108 388

Cost of goods sold	(60 379)	(1 797)		(320)			(62 496)
Operating expenses	(7 990)	205				(42)	(7 827)
Selling, general and administrative expenses	(1 762)	(195)					(1 957)
Depreciation, amortisation and impairment	(4 994)	1				(27)	(5 020)
Exploration expenses	(1 167)						(1 167)

TOTAL OPERATING EXPENSES	(76 292)	(1 786)	-	(320)	-	(69)	(78 467)

NET OPERATING INCOME	29 781	227	302	(320)	-	(69)	29 921

Net foreign exchange gains and losses	3 049						3 049
Interest income and other financial items	430					23	453
Interest and other finance expenses	(912)	(227)	(96)				(1 235)

Net financial items	2 567	(227)	(96)	-	-	23	2 267

INCOME BEFORE TAX	32 348	-	206	(320)	-	(46)	32 188

Income tax	(22 319)				(27)		(22 346)

NET INCOME	10 029	-	206	(320)	(27)	(46)	9 842

Attributable to:
Equity holders of the parent company	9 749	-	206	(320)	(27)	(48)	9 560
Minority interest	280					2	282

	10 029	-	206	(320)	(27)	(46)	9 842

Consolidated income statement for the quarter ended 30 September 2006

	US GAAP		IAS 39	IAS 2	IAS 12		IFRS
(in NOK million)	Q3 2006	Reclassifications	Financial instruments	Inventory	Deferred tax	Other differences	Q3 2006

Revenues	106 245	2 087	(237)				108 095
Net income (loss) from equity accounted investments	92	-					92
Other income	4	-				-	4

TOTAL REVENUES AND OTHER INCOME	106 341	2 087	(237)	-	-	-	108 191

Cost of goods sold	(59 728)	(1 851)		194			(61 385)
Operating expenses	(8 194)	202				(140)	(8 132)
Selling, general and administrative expenses	(1 816)	(188)					(2 004)
Depreciation, amortisation and impairment	(5 025)	-				37	(4 988)
Exploration expenses	(1 514)						(1 514)

TOTAL OPERATING EXPENSES	(76 277)	(1 837)	-	194	-	(103)	(78 023)

NET OPERATING INCOME	30 064	250	(237)	194	-	(103)	30 168

Net foreign exchange gains and losses	(3 678)						(3 678)
Interest income and other financial items	1 861					22	1 883
Interest and other finance expenses	(380)	(241)	109			(17)	(529)

Net financial items	(2 197)	(241)	109	-	-	5	(2 324)

INCOME BEFORE TAX	27 867	9	(128)	194	-	(98)	27 844

Income tax	(19 059)	(9)			(286)		(19 354)

NET INCOME	8 808	-	(128)	194	(286)	(98)	8 490

Attributable to:
Equity holders of the parent company	8 591	-	(128)	194	(286)	(100)	8 271
Minority interest	217					2	219

	8 808	-	(128)	194	(286)	(98)	8 490

Consolidated income statement for the quarter ended 31 December 2006

	US GAAP		IAS 39	IAS 2	IAS 12		IFRS
(in NOK million)	Q4 2006	Reclassifications	Financial instruments	Inventory	Deferred tax	Other differences	Q4 2006

Revenues	103 591	420	309				104 320
Net income (loss) from equity accounted investments	95	(2)					93
Other income	49	626				(53)	622

TOTAL REVENUES AND OTHER INCOME	103 735	1 044	309	-	-	(53)	105 035

Cost of goods sold	(58 295)	(366)		(500)			(59 161)
Operating expenses	(9 818)	228				(16)	(9 606)
Selling, general and administrative expenses	(1 289)	(528)				(370)	(2 187)
Depreciation, amortisation and impairment	(6 357)	(10)				79	(6 288)
Exploration expenses	(1 917)						(1 917)

TOTAL OPERATING EXPENSES	(77 676)	(676)	-	(500)	-	(307)	(79 159)

NET OPERATING INCOME	26 059	368	309	(500)	-	(360)	25 876

Net foreign exchange gains and losses	2 368	(1)					2 367
Interest income and other financial items	821					23	844
Interest and other finance expenses	(378)	(234)	(80)			(17)	(709)

Net financial items	2 811	(235)	(80)	-	-	6	2 502

INCOME BEFORE TAX	28 870	133	229	(500)	-	(354)	28 378

Income tax	(16 769)	(133)			278		(16 624)

NET INCOME	12 101	-	229	(500)	278	(354)	11 754

Attributable to:
Equity holders of the parent company	12 012	-	229	(500)	278	(358)	11 661
Minority interest	89					4	93

	12 101	-	229	(500)	278	(354)	11 754

Consolidated income statement quarterly (year to date (YTD)) - IFRS

(in NOK million)	YTD Q1 2006	YTD Q2 2006	YTD Q3 2006	YTD Q4 2006

Revenues	111 732	219 342	327 437	431 757
Net income (loss) from equity accounted investments	87	223	315	408
Other income	533	1 175	1 179	1 801

TOTAL REVENUES AND OTHER INCOME	112 352	220 740	328 931	433 966

Cost of goods sold	(62 450)	(124 946)	(186 331)	(245 492)
Operating expenses	(8 088)	(15 915)	(24 047)	(33 653)
Selling, general and administrative expenses	(2 338)	(4 295)	(6 299)	(8 486)
Depreciation, amortisation and impairment	(5 418)	(10 438)	(15 426)	(21 714)
Exploration expenses	(1 066)	(2 233)	(3 747)	(5 664)

TOTAL OPERATING EXPENSES	(79 360)	(157 827)	(235 850)	(315 009)

NET OPERATING INCOME	32 992	62 913	93 081	118 957

Net foreign exchange gains and losses	1 547	4 596	918	3 285
Interest income and other financial items	454	154	2 038	2 882
Interest and other finance expenses	(649)	(1 131)	(1 661)	(2 370)

Net financial income	1 352	3 619	1 295	3 797

INCOME BEFORE TAX	34 344	66 532	94 376	122 754

Income tax	(23 565)	(45 911)	(65 265)	(81 889)

NET INCOME	10 779	20 621	29 111	40 865

Attributable to:
Equity holders of the parent company	10 643	20 203	28 474	40 135
Minority interest	136	418	637	730

	10 779	20 621	29 111	40 865

Consolidated balance sheets as at quarter end - IFRS

(in NOK million)	1 Jan 2006	31 Mar 2006	30 June 2006	30 Sept 2006	31 Dec 2006

ASSETS
Non-current assets
Property, plant and equipment	167 847	168 559	167 875	176 609	185 875
Intangible assets	16 427	16 836	17 938	17 139	21 330
Equity accounted investments	6 364	6 324	6 525	7 000	6 824
Deferred tax assets	372	365	321	348	375
Pension assets	2 114	2 116	1 800	1 487	1 113
Non-current financial investments	13 409	13 928	13 767	13 249	13 566
Derivative financial instruments	835	410	160	541	450
Non-current financial receivables	4 153	3 471	3 228	3 395	3 541

Total non-current assets	211 521	212 009	211 614	219 768	233 074

Current assets
Inventories	11 455	12 267	13 889	14 591	14 371
Trade and other receivables	47 837	52 556	45 601	41 651	47 106
Derivative financial instruments	9 028	11 726	12 015	14 126	16 997
Current financial investments	6 841	22 176	9 899	25 771	1 031
Cash and cash equivalents	7 025	19 742	9 054	17 209	7 367

Total current assets	82 186	118 467	90 458	113 348	86 872

TOTAL ASSETS	293 707	330 476	302 072	333 116	319 946

EQUITY AND LIABILITIES
Equity
Share capital	5 474	5 474	5 415	5 415	5 415
Treasury shares	(60)	(61)	(2)	(24)	(54)
Additional paid-in capital	37 305	37 320	37 333	37 344	37 366
Additional paid-in capital related to treasury shares	(96)	(116)	(136)	(1 578)	(3 605)
Retained earnings	65 983	76 633	68 438	76 699	87 483
Other reserves
Available for sale financial assets	694	702	691	178	264
Currency translation adjustments	-	(1 444)	(4 027)	10	(1 926)

Total shareholders' equity	109 300	118 508	107 712	118 044	124 943

Minority interest	1 592	1 560	1 620	1 578	1 574

Total equity	110 892	120 068	109 332	119 622	126 517

Non-current liabilities
Non-current financial liabilities	32 222	31 714	28 495	30 862	29 966
Derivative financial instruments	113	306	425	167	66
Deferred tax liabilities	43 325	45 185	45 787	47 034	47 726
Pension liabilities	6 220	6 217	6 234	6 265	7 394
Non-current provisions	22 254	22 446	20 531	21 236	28 161

Total non-current liabilities	104 134	105 868	101 472	105 564	113 313

Current liabilities
Trade and other payables	42 931	47 708	44 130	40 759	41 213
Income taxes payable	29 750	49 914	40 135	56 273	30 219
Current financial liabilities	1 529	3 883	4 437	5 857	5 515
Derivative financial instruments	4 471	3 035	2 566	5 041	3 169

Total current liabilities	78 681	104 540	91 268	107 930	80 116

Total liabilities	182 815	210 408	192 740	213 494	193 429

TOTAL EQUITY AND LIABILITIES	293 707	330 476	302 072	333 116	319 946

APPENDIX 7 - RESTATEMENT OF THE QUARTERLY FINANCIAL STATEMENTS BY SEGMENT

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other	Eliminations	Total

Three months ended
31 March 2006
Revenues third party (including Other income)	1 998	2 179	17 313	90 699	76		112 265
Revenues inter-segment	29 505	4 396	178	228	260	(34 567)	0
Net income (loss) from equity accounted investments	(12)	0	54	46	(1)		87

Total revenues and other income	31 491	6 575	17 545	90 973	335	(34 567)	112 352

Net operating income	24 934	3 677	3 806	1 558	(402)	(581)	32 992

Imputed segment income tax	(18 884)	(1 355)	(2 653)	(452)		88	(23 256)

Segment net income	6 050	2 322	1 153	1 106	(402)	(493)	9 736

Three months ended
30 June 2006
Revenues third party (including Other income)	895	1 888	13 473	91 890	106		108 252
Revenues inter-segment	27 590	4 523	166	161	339	(32 779)	0
Net income (loss) from equity accounted investments	55	0	47	41	(7)		136

Total revenues and other income	28 540	6 411	13 686	92 092	438	(32 779)	108 388

Net operating income	21 837	3 375	2 924	2 461	(16)	(660)	29 921

Imputed segment income tax	(16 447)	(965)	(2 075)	(742)	0	27	(20 202)

Segment net income	5 390	2 410	849	1 719	(16)	(633)	9 719

Period ended
30 June 2006
Revenues third party (including Other income)	2 893	4 067	30 786	182 589	182		220 517
Revenues inter-segment	57 095	8 919	344	389	599	(67 346)	0
Net income (loss) from equity accounted investments	43	0	101	87	(8)		223

Total revenues and other income	60 031	12 986	31 231	183 065	773	(67 346)	220 740

Net operating income	46 771	7 052	6 730	4 019	(418)	(1 241)	62 913

Imputed segment income tax	(35 331)	(2 320)	(4 728)	(1 194)	0	115	(43 458)

Segment net income	11 440	4 732	2 002	2 825	(418)	(1 126)	19 455

Three months ended
30 September 2006
Revenues third party (including Other income)	116	1 598	14 102	92 193	90		108 099
Revenues inter-segment	27 734	4 677	173	117	323	(33 024)	0
Net income (loss) from equity accounted investments	20	0	51	27	(6)		92

Total revenues and other income	27 870	6 275	14 326	92 337	407	(33 024)	108 191

Net operating income	21 903	2 499	2 378	2 093	(323)	1 618	30 168

Imputed segment income tax	(16 478)	(2 230)	(1 616)	(550)	0	(557)	(21 431)

Segment net income	5 425	269	762	1 543	(323)	1 061	8 737

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other	Eliminations	Total

Period ended
30 September 2006
Revenues third party (including Other income)	3 009	5 665	44 888	274 782	272		328 616
Revenues inter-segment	84 829	13 596	517	506	922	(100 370)	0
Net income (loss) from equity accounted investments	63	0	152	114	(14)		315

Total revenues	87 901	19 261	45 557	275 402	1 180	(100 370)	328 931

Net operating income	68 674	9 551	9 108	6 112	(741)	377	93 081

Imputed segment income tax	(51 809)	(4 550)	(6 344)	(1 744)	0	(442)	(64 889)

Segment net income	16 865	5 001	2 764	4 368	(741)	(65)	28 192

Three months ended
31 December 2006
Revenues third party (including Other income)	731	1 288	17 300	85 517	106		104 942
Revenues inter-segment	27 900	4 125	135	91	312	(32 563)	0
Net income (loss) from equity accounted investments	15	0	66	17	(5)		93

Total revenues and other income	28 646	5 413	17 501	85 625	413	(32 563)	105 035

Net operating income	21 236	1 206	2 895	457	144	(62)	25 876

Imputed segment income tax	(15 867)	(499)	(1 915)	(11)	0	(30)	(18 322)

Segment net income	5 369	707	980	446	144	(92)	7 554

Year ended
31 December 2006
Revenues third party (including Other income)	3 740	6 953	62 188	360 299	378		433 558
Revenues inter-segment	112 729	17 721	652	597	1 234	(132 933)	0
Net income (loss) from equity accounted investments	78	0	218	131	(19)		408

Total revenues and other income	116 547	24 674	63 058	361 027	1 593	(132 933)	433 966

Net operating income	89 910	10 757	12 003	6 569	(597)	315	118 957

Imputed segment income tax	(67 676)	(5 049)	(8 259)	(1 755)	0	(472)	(83 211)

Segment net income	22 234	5 708	3 744	4 814	(597)	(157)	35 746

APPENDIX 8 – BALANCE SHEET RECLASSIFICATIONS FROM US GAAP FORMAT TO IFRS FORMAT 31 December 2005
Balance sheet reclassifications from US GAAP format to IFRS format 31 December 2005

US GAAP balance sheet in IFRS order	31 Dec 2005	Reclassifications /move of balance sheet accounts	31 Dec 2005	Reclassified USGAAP balance sheet in IFRS order

ASSETS
Non-current assets
Net property, plant and equipment	180 669		180 669	Property, plant, and equipment
		2 130	2 130	Intangible assets
Investment in affiliates	4 352	2 272	6 624	Equity accounted investments
		4 105	4 105	Deferred tax assets
		5 796	5 796	Pension assets
Other assets	16 474	(5 032)	11 442	Non-current financial investments
Long-term receivables	9 618	(5 538)	4 080	Non-current financial receivables

		3 733	214 846	Total non-current assets

Current assets				Current assets
Inventories	8 369		8 369	Inventories
Account receivable	42 816	6 302	49 118	Trade and other receivables
		2 780	2 780	Derivative financial instruments
Prepaid exp. and other current assets	12 815	(12 815)	-
Short-term investments	6 841		6 841	Current financial investments
Cash and cash equivalents	7 025		7 025	Cash and cash equivalents

Total current assets	77 866	(3 733)	74 133	Total current assets

TOTAL ASSETS	288 979	-	288 979	TOTAL ASSETS

EQUITY AND LIABILITIES
Equity
Share capital	5 474		5 474	Share capital
Treasury shares	(60)		(60)	Treasury shares
Additional paid-in capital	37 305		37 305	Additional paid-in capital
Additional paid-in capital related to treasury shares	(96)		(96)	Additional paid-in capital related to treasury shares
Retained earnings	65 401	(265)	65 136	Retained earnings
Other comprehensive income	(1 380)	265	(1 115)	Currency translaton adjustments

Total shareholders' equity	106 644	-	106 644	Total shareholders' equity

Minority interest	1 492		1 492	Minority interest

			108 136	Total equity

Long-term debt	32 564		32 564	Non-current financial liabilities
Deferred income taxes	43 314		43 314	Deferred tax liabilities
		4 564	4 564	Pension liabilities
Other liabilities	27 370	(4 564)	22 806	Non-current provisions

		-	103 248	Total non-current liabilities

Current liabilities
Accounts payable	22 518	20 554	43 072	Trade and other payables
Accounts payable - related parties	9 766	(9 766)	-
Accrued liabilities	14 030	(14 030)	-
Income taxes payable	29 752		29 752	Income taxes payable
Short-term debt	1 529		1 529	Current financial liabilities
		3 242	3 242	Derivative financial instruments

Total current liabilities	77 595	-	77 595	Total current liabilities

Total liabilities	180 843	-	180 843	Total liabilities

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	288 979	-	288 979	TOTAL EQUITY AND LIABILITIES